4/8



82- SUBMISSIONS FACING SHE

03024591

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Taiyo Life Insurance company

*CURRENT ADDRESS 11-2, Nihonbashi 2-Chome
Chuo-ku, Tokyo 103-0027
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34738 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM
DATE : 7/15/03


T&D
T&D Life Group

ANNUAL REPORT 2002

Year Ended March 31, 2002


TAIYO-LIFE



P R O F I L E

Founded in 1893, The Taiyo Mutual Life Insurance Company boasts a long history in the life insurance industry.

Today, amid the rapid changes in that industry in Japan, the Company remains financially sound, being evaluated by credit rating institutions in Japan and the Unites States as having adequate ability to meet its insurance payment obligations. Moreover, Taiyo Life strictly maintains one of the top solvency margin ratios in the industry.

We are currently proceeding with plans to demutualize and to list our shares to ensure a management structure that will respond quickly and flexibly to rapid social and economic changes. In addition, we are implementing change in many aspects of our operations. In January 1999, seeking to further strengthen our business foundation, we agreed to a broad alliance with the Daido Life Insurance Company. Together, we are aiming to become a leading insurance group specializing in retail household and small and medium-sized enterprises. To that end, we are preparing to integrate our operations with those of Daido Life based on a holding company structure to maximize Group value.

To remain "the company of choice" of our customers, we are introducing new services, providing highly specific services to maintain customer confidence, and supplying an expanded lineup of products to meet the diversified needs of our customers.



創新

Soshin (Creating Anew)
The word "Soshin (Creating Anew)" on the cover symbolizes the determination of Taiyo Life – a company that has always provided customers with the best products and services in its aim to be the customer's lifetime partner – to continue creating new value through its demutualization process and onto its new stage as a publicly traded company.

C O N T E N T S

01 FINANCIAL HIGHLIGHTS
02 PRESIDENT'S MESSAGE
04 INTERVIEW WITH THE PRESIDENT
13 FINANCIAL SECTION
26 MANAGEMENT'S DISCUSSION AND ANALYSIS
31 REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
32 CONSOLIDATED FINANCIAL STATEMENTS
48 CORPORATE HISTORY
49 CORPORATE INFORMATION

FINANCIAL HIGHLIGHTS

Corporation and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	(billions of yen)			(millions of U.S. dollars)
	2000	2001	**2002**	**2002**
Total revenues	1,485.5	1,398.4	**1,603.5**	**12,033**
Income from insurance and reinsurance premiums	1,155.2	1,097.3	**1,019.0**	**7,647**
Total investment income	294.2	266.0	**244.2**	**1,832**
Total claims and expenses	1,462.9	1,376.4	**1,585.4**	**11,898**
Insurance claims and other payments	1,131.4	1,136.9	**1,368.3**	**10,268**
Provision for policy reserves	115.0	22.4	**4.6**	**35**
Total investment expenses	93.2	95.4	**81.0**	**607**
Ordinary expenses	84.9	82.1	**84.8**	**636**
Ordinary income	22.5	21.8	**18.0**	**135**
Surplus before income taxes	24.1	13.5	**10.3**	**77**
Surplus in current year	21.4	5.5	**11.6**	**87**
Total assets	7,104.7	7,376.0	**6,855.3**	**51,447**
Individual and group life insurance in force (Non-consolidated)	25,389.6	25,550.8	**26,255.6**	**197,040**
Group pension plan policies (Non-consolidated)	781.3	788.7	**813.2**	**6,102**
New policies for individuals (Non-consolidated)	1,847.6	1,931.7	**2,188.1**	**16,421**
Solvency margin ratio (Non-consolidated)	1,050.3%	806.8%	**768.8%**	

Note:
U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133.25=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2002.


(¥ billion)
30,000
25,000
20,000
15,000
10,000
5,000
0
99
00
01
02
Individual and Group Life Insurance in Force
(Non-consolidated)


(¥ billion)
8,000
6,000
4,000
2,000
0
99
00
01
02
Total Assets


(¥ billion)
1,500
1,000
500
0
99
00
01
02
Premium Income


(¥ billion)
2,500
2,000
1,500
1,000
500
0
99
00
01
02
New Policies for Individuals
(Non-consolidated)

PRESIDENT'S MESSAGE



Masahiro Yoshiike
PRESIDENT

While the Japanese economy is expected to remain in its slow-growth phase with no signs of recovery in the current, strongly deflationary environment, I do believe that the more recent trend may indicate a turnaround in our nation's economy. To be sure, there still are fears of weakening consumer demands due to the serious issues of unemployment and personal income. But the signs I see, such as the increase in our exports mainly to Asia, do make me think we may be seeing a small ray of light at the end of the tunnel.

By the same token, while the insurance market in Japan - the second largest in the world after the United States in terms of premium revenues - has already matured with over 90% of the households already accounted for, I do believe that business opportunities in the insurance industry began to grow in recent years. Customer demands have diversified. The ban on over-the-counter sales of insurance at securities firms and banks has been lifted, thanks to deregulation. In particular, what Taiyo Life sees as very promising market fields have emerged with the rapidly aging population: survival security such as medical and nursing-care insurances and retirement assets-building products such as variable annuities. The potential demands for these products are indeed significant.

At Taiyo Life, our goal has always been to earn customer trust. Our business vision is to become a lifetime partner for our customers by providing the very best products and services available in the retail household market. To constantly increase our corporate value, we have endeavored to build a solid foundation for revenues, keeping a constant watch on the changes in the environment, customer needs and information to help us develop new products and services.

Taiyo Life's core business is insurance sales for individuals in the retail household market, mainly to middle-aged and elderly individuals, especially housewives. It is our aim to actively expand our business in the field of individual insurance to secure and increase the number of our customers. We will do so by distinguishing ourselves from the rest in the household market by providing unique products and high-quality services.

Specifically, we have been putting our efforts into developing products that meet the diversified needs of the customers and the aging society. Our key products are the Kenko, or Health, Series products that combine a savings package and medical care. It is with this emphasis on medical and nursing care that we are shifting our sales products from savings-oriented products to the more profitable, protection oriented products.

We are also promoting marketing activities based on customer information. We engage in consulting sales, using our database of 3.8 million customers to build a good relationship with each one of our customers. In this way, we can solicit a wide range of needs for insurance within the family.

Currently, we are devoted to the preparation of demutualizing our company. I believe that the demutualization and public listing of Taiyo Life is about to change our company significantly.

Becoming a corporation is one way in which we aim to remain a winner in today's global competition as we strengthen our management foundation, improve profitability, and earn even more trust and appreciation from our policyholders.

As a strategic measure to cope with the changing environment, we have signed a partnership agreement in January 1999 with Daido Life involving all aspects of our operations. Our plan is to integrate our strategies under a joint holding company.

Following the listing of Daido Life that took effect in April 2002, Taiyo Life will incorporate and list itself in April 2003. As soon as the conditions are met, we will establish and list our joint holding company as T&D Life Group to set ourselves a bigger presence.

As part of our joint strategy with Daido Life, in June 2001, we acquired the former Tokyo Life Insurance Company that had filed for protection under the Special Corporate Rehabilitation Law. Under the new corporate name of T&D Financial Life Insurance Company, the company began operation in October 2001 as the third life insurance company within the T&D Life Group. In addition to existing businesses, T&D Financial Life is striving to establish new styles of life-insurance business, such as the variable annuities business that promises of becoming a growing market.

Taiyo Life also has formed an alliance with members in the five fields of financial institutions, which include banking, trust banking, securities, non-life insurance and life insurance. Called Financial One, the alliance provides its customers with the Financial One member's card, which, since October 2001, has been combined with our Taiyo Life card for our customers' greater convenience.

In the field of non-life insurance, we also launched a partnership with Nipponkoa Insurance Co., Ltd. to provide the best comprehensive insurance services combining life and non-life insurances. Our sales of Nipponkoa Insurance's non-life insurance products began March 2002.

As a mutual company, Taiyo Life had always stressed the importance of being sound and secure in our ability to pay insurance, claims and obligations, as well as in our financial position.

Now, in addition to being sound and secure, we will strive to enhance our profitability and competitiveness as a soon-to-be incorporated, listed company. We are determined to increase our corporate value by offering even better products to our policyholders and ensuring the transparency of our management.

That, is how I plan to take advantage of the growing business opportunities. As we expand our business as the T&D Life Group, we will implement business strategies with versatility, aiming to become a powerful corporate group thus recognized by the market.

Masahiro Yoshiike
PRESIDENT



INTERVIEW WITH THE PRESIDENT





Taiyo Life is a unique insurance company with a strong foundation and marketing capacity in the retail household market.

Its business is selling life insurance products that offer added protection, such as medical and nursing care. The combined insurance appeals strongly to middle-aged and elderly individuals, especially housewives and families, who make Taiyo life's target market.

Taiyo Life has an excellent financial position and a cost-efficient operation that allows it to implement strategies for a steady earnings growth.

Ranking eighth in the industry in terms of total assets at 6.8 trillion yen (US$51 billion), Taiyo Life has customers numbering about 3.8 million.



Q

Taiyo Life is the fourth oldest life insurance company in Japan, having celebrated 100 years of business in May 1993. Where does it stand in the insurance industry today?

We began our business in May 1893 initially as Nagoya Life Insurance Co., Ltd. After the Second World War, in February 1948, we re-established ourselves as a mutual company and have since been known as The Taiyo Mutual Life Insurance Company.

Since the day we first sold life insurance to the people of Japan, we have continued to build, expand and enhance our business as the industry grew. Our history is that of steady, upward accomplishments.

Today, we rank eighth in the industry in terms of total assets, with customers numbering about 3.817 million as of March 31, 2002.

1893	Established as Nagoya Life Insurance Inc.
1908	Changed company name to Taiyo Life Insurance Inc.
1945	WWII ends
1948	Re-established as Taiyo Mutual Life Insurance
1964	Number of branches surpasses 100
1974	10-year Kenko Himawari product launched
1999 (Jan.)	Announce tie-up with Daido Life
1999 (Jul.)	Announce participation in Financial One
2003	Plan to demutualize, list on TSE
2004 (Target Apr.)	Establish holding company with Daido, list holding company*

*subject to relevant conditions are fulfilled.



What makes your marketing and product strategies special?

We market life insurance policies for individuals mainly in the retail household market. About 70% of our existing policyholders are women. The average percentage of women policyholders in the industry, on the other hand, is about 40%.

Our branch offices, numbering 145 as of March 31, 2002, are located in the metropolitan areas and core regional cities with a population of 200,000 or more. Most of our products are sold directly to our customers by our in-house sales representatives.

Taiyo Life's line of products features concepts that allure housewives. The medical, death and nursing-care insurances are catered to women at affordable prices.

In addition, many of our products only require a written self-declaration in place of medical examination. This makes us unique in that we make our product application process simple and convenient for our customers.



Above age 60
Age 40-59
Age 20-39
Age under20
35.5%
41.6%
22.3%
0.6%
7.8%
30.2%
48.6%
13.4%
Taiyo
Total Industry

New business by subscription age
(by number of policies)(FY2000)



Female
73.8%
Male
26.2%
Female
44.6%
Male
55.4%
Taiyo
Total Industry

New business by subscription gender
(by number of policies)(FY2000)



What about Taiyo Life's financial health, rating and solvency margin ratio (as of March 31, 2002)?

Our financial health is evaluated highly by Japanese and American rating agencies as "having sufficient financial capacity to meet the obligations of its insurance policies." We also maintain an ample solvency margin ratio. Our S&P rating is A; solvency margin ratio is 768.8%.

The ratio of risk-monitored loans to financial loans at Taiyo Life is 0.66%, which is considered extremely low in the industry.

We believe that the high rating, ample solvency margin ratio and low ratio of risk-monitored loans will further increase our customers' confidence in us.



Q

**What is the trend at the life insurance industry?
What is Taiyo Life's earnings growth potential?**

Despite the challenging environment, Taiyo Life's performance remains steady, backed by a healthy financial position, strong customer base in the retail household market, and cost-efficient operations.

In Japan, there is a great potential need for "living protection," such as medical and nursing care, for the aging population. Life insurance that combines such additional coverage is a market set for growth.

Our "Kenko (or Health) Series" of products is just that: life insurance that combines savings and medical insurance. The series is an exceptional long seller, and one we will continue to improve in our efforts to cater to the growing number of customers who seek additional medical and nursing care protection. We aim to increase steady earnings and raise our corporate value through strategies to increase the sales of these products.

We can also say with confidence that at Taiyo Life, the so-called "negative spread" with which every insurance company is challenged is being addressed and improved at a fast pace among the 10 major insurance companies.

At Taiyo Life, efficiency and low-cost management have been our business guideline. As a result, we have the best track record in the industry for business indexes such as business expense ratio (business expenses divided by insurance premium revenues) and sales efficiency (insurance premium revenues divided by the number of in-house sales representatives).

What's more, our aggressive efforts to reduce risk assets have made the level of risk assets in our general account the lowest among the 10 major insurance companies. This leaves us with a lower potential downside risk compared with the others.



1,847.6
1,931.7
2,188.1
Savings-type products 46%
Savings-type products 40%
Savings-type products 14%
Nursing care
86%
60%
54%
Happy Melody
Whole life
Aile
Kenko Himawari
Protection-type products
1999
2000
2001

Breakdown of new business by product type (%, ¥ billion)



15,232.9
Savings-type products 47%
Savings-type products 31%
69%
53%
Nursing care
Happy Melody
Whole life
Aile
Kenko Himawari
Protection-type products
2001
2006(Target)

Target breakdown of sum insured by product type

Q

Taiyo Life has built a strong revenue base consisting of happy customers in the company's market niche - the retail household market. It is said to be the result of the sincere efforts of the in-house sales representatives to build a trusting relationship with each one of the customers. Now, then, what is the outline of your business strategy?

We have formulated a two-year mid-range business plan for April 2002 to March 2004. The purpose of the plan is to build a solid business base in a challenging business environment so that we can emerge as a winning insurance company that customers can truly depend on.

Overall business strategies include demutualization and public-listing; establishing T&D Life Group, a joint holding company; participating in an integrated financial service consortium; and building a partnership with Nipponkoa Insurance Co., Ltd.









By demutualization and public-listing, Taiyo Life aims to expand means for fund procurement, increase business strategy freedom and strengthen its business base.

Q

What is the outline of the strategy to demutualize and go public in April 2003? Why is it necessary?

The main purpose of our demutualization and listing of our shares is to strengthen our business foundation.

Being a mutual company meant that our means of fund raising and business strategies were limited. By transforming into a publicly traded company that offers more freedom, we can be more versatile in developing our business and strategies. Establishing a holding company is one such option we do not presently have as a mutual company. Other advantages of demutualization include greater access to funds for increasing capital and other purposes, and wider name recognition. Today, a look at insurance companies in the world confirms that corporations have become the mainstream.

To remain the company that customers continue to choose, we need to become the best-all-round company that provides superior products and services, has a high earning capacity, and is financially sound.

Going public allows us to enhance our corporate image and name recognition, increase the public's confidence in us, secure talented workers, and expand business opportunities.

As a mutual company, we have managed our business focused on the health and stability of our insurance payment capacity and financial position. As a publicly traded company, in addition to maintaining our financial health, we will focus on increasing our business transparency for our shareholders' evaluation, strive for a steady earnings growth and maximize shareholder value.

Q

Will anything change regarding the rights of policyholders once Taiyo Life is demutualized?

There will be no change after demutualization in the rights of the insured in terms of the insurance policy – such as making requests for death/matured insurance payments, benefits and cancellation refunds – and procedures for insurance premium payment, cancellation, loans and maturity reimbursement. This means that there will be no changes in policy details, insurance premiums and insurance policy certificates.

As for policyholder dividends, we will protect the policyholder's rights regarding dividends in accordance with regulations in the Insurance Business Law. Through our demutualization and public listing, we will make it our mission to improve our earning capacity and efficiency so that we can distribute the maximum amount of dividends to our policyholders and shareholders. Rights for participation in the company's management, such as voting rights, will transfer to shareholders. As compensation for the extinguishment of membership rights following the changes in our organization, we will calculate each policyholder's contribution to our net assets and allocate shares accordingly.

If the result of calculating policyholders' contributions amounted to zero or below zero, there will be no share allocations.





Why did you choose to demutualize the company and go public at the same time? What is your schedule for implementing these plans?

We are working under the assumption that we will go public at the time we convert to a corporate form. This is because our demutualization will create an extremely large number of general shareholders, and we realize the need to serve them by providing an early opportunity to trade their shares in a public market.

It is also necessary to demutualize and list our company at an early stage to materialize our T&D Life Group concept: an insurance holding company we plan to establish with Daido Life Insurance Company (demutualized as of April 1, 2002).

We have scheduled our demutualization process with April 1, 2003 set as the day we convert into a corporation. The process will take place after we obtain the approvals of the Financial Services Agency and the Tokyo Stock Exchange, following the approval of our plan that spells out the specific details of the conversion at a special voting at the July 2002 Annual Policyholder Representatives Meeting.

The concept of establishing a joint holding company with Daido Life



Currently, Japan's insurance industry is in a challenging situation created by an aging society and a changing financial system due to information technology advancement, deregulation and globalization.

What strategies are you implementing to deal with such a testing business environment?

What is behind the concept of establishing a joint holding company as T&D Life Group? Why did you choose a holding company instead of a merger?

Our aim in establishing the holding company is to utilize both Taiyo's and Daido's strengths to maximize our Group value.

Each insurance company has a market niche for which it has a solid business model. In Taiyo Life's case, it is the retail household market, and in Daido Life's case, it is the small- and medium-size enterprises market. We chose to combine the two businesses through a holding company to take full advantage of both companies' strengths and unique qualities, expedite the integration process, and to enjoy the size advantage as soon as possible.



What is your schedule toward establishing the holding company?

Before we can establish a corporation, both companies are required to demutualize. While Daido Life had demutualized and gone public ahead of us in April 2002, our plan is to do so in April 2003. After that, as soon as the conditions are met, preferably by April 2004, we plan to establish and publicly list our joint holding company as T&D Life Group.

A holding company is scheduled to be established in April 2004 upon completion of demutualization and listing of Taiyo Life subject to relevant conditions



Proposed Future Group Structure
T&D life Group Holding Company
Corporate affiliations
P&C business
Nursing care business
Financial One
INSURANCE
GROUP SUPPORT FUNCTIONS
ASSET MANAGEMENT
OTHER ASSET MANAGEMENT
T&D Career Staff
T&D Confirm Ltd.
T&D Business Service
T&D Information Systems Ltd.
Taiyo Life
Daido Life
T&D Financial Life Insurance Co.
T&D Asset Management
T&D Lease Ltd.
T&D Credit Guarantee Co.,Ltd.
New businesses



Q

What are some specific results of alliance to date?

To maximize the Group value as early as possible, we began working together in areas where doing so was possible even before the establishment of the holding company. Both of us invested resources needed to expand and promote our allied operations.

Specifically, we integrated the two companies' investment consulting operations and launched it as T&D Taiyo-Daido Asset Management, which, in July 2002, further merged with Daido Life Investment Trust to become T&D Asset Management. In addition, we became the first in Japan's life-insurance industry to integrate system divisions of two companies, and started the T&D Information System. Other integration efforts include the start of T&D Confirm by integrating the two confirming operations. As such, we are working to streamline our operations wherever possible by integrating existing common fields.

Q

Any actual results of new projects put together by a joint effort?

In June 2001 – again, for the first time in Japan's insurance industry history – we, together with Daido Life, offered to sponsor the bankrupted Tokyo Life to have it be part of our Group.

In October 2001, the former Tokyo Life began a new life as T&D Financial Life Insurance Company. As the third life insurance company in the T&D Life Group, T&D Financial Life will not only provide the Group with its existing salesperson channels, but also play an important role in the Group's assets management business. As a first step, it is currently selling variable annuity products through securities company channels. We are always promoting business alliances that maximize the value of our Group.

T&D Financial Life's Business Model


Taiyo Life
Daido Life
Investment
Effective use of T&D Life Group's resources
Investment
T&D Financial Life
In-house sales representatives and agencies
Securities companies
Newly developed channels
Retail household market
Existing market
New market
Small-and-medium-sized company market



What about your alliance with Nipponkoa Insurance Co., Ltd.?

Our alliance with Nipponkoa Insurance Co., Ltd. has two purposes for us: 1) provide our customers with a higher level of services and products to increase customer satisfaction and establish a bigger presence as a comprehensive insurance company and 2) establish a new income source by expanding our strategy to include non-life insurances.

Taiyo Life began its recent involvement with non-life insurance in 1996, when, thanks to the deregulation trend, it formed a sales alliance with its affiliate, Taiyo Fire and Marine Insurance Company, to sell non-life insurance products.
Later, in August 2001, we joined hands with Nipponkoa Insurance Co., Ltd. to gain an edge in the increasingly competitive, deregulated insurance industry in which companies were fighting to outdo others in customer service and cheaper rates.

Our alliance with Nipponkoa Insurance Co., Ltd., which boasts of an established service network and a lineup of superior non-life insurance products, has enabled us to provide our policyholders with more comprehensive services.
As part of our streamlining process, in April 2002, Taiyo Fire and Marine Insurance Company merged with Nipponkoa Insurance Co., Ltd.



What about your participation in the consortium, Financial One? How would it affect the course of business at the Taiyo Life Group?

Our participation in Financial One does not change our core business – life insurance – in a big way. We do, however, believe that the participation has enabled us to be in a better position in the retail market.
Joining the consortium has allowed us to be a part of a system that provides the best financial services available, mainly in the retail market business and assets management business.

This means that our existing customers in the retail household market get better service through the wealth of additional services we are able to provide in alliance with other Financial One participating companies.



Has your participation in Financial One brought any specific results?

One result is the Gateway project we began in October 2000. It is a new system for effectively providing customers with the best financial product, in a timely manner. It works by consolidating a customer's entire transaction data from different Financial One member companies, and analyzing the information.
Another is that customers can now use Taiyo-Life-issued cards at UFJ Bank ATMs, due to our ATM tie-up agreement with UFJ Bank, a fellow Financial One participant.



FINANCIAL SECTION



INTRODUCTION

Taiyo Life is a life insurance company with a strong foothold in the retail household market in Japan. Ranking eighth in Japan's insurance industry in terms of total assets, we offer life insurance with an emphasis on added protection, such as endowment insurance with medical protection, term insurance with survival benefits, whole life nursing-care insurance, whole life insurance and endowment insurance with term rider.

For the last 54 years, we have operated as a mutual life insurance company, providing mutual aid among our policyholders who made up The Taiyo Mutual life Insurance Co. as associates. While this form of company served us well over the years, in order to become an even more reliable company in today's rapidly changing environment, we have set April 1, 2003 as the day of Taiyo Life's demutualization and public listing. By doing so, we aim to reinforce our business foundation. Under a stable management, we will be able to maintain better financial conditions and provide superior products and services.

In Japan, about 85% of the life insurance market is accounted for by the 10 major companies, including Taiyo Life. Japan's life insurance market is the second in the world: At $US 401.4 billion (about ¥53.5 trillion at ¥133.25 to a dollar) a year, its income from insurance premiums accounts for about 26% of the world's total, closely following the United States' 29%. (Based on figures for the calendar year 2001)

Taiyo Life's total assets at the end of the fiscal year ended March 2002 was ¥6,855 billion on a consolidated basis, ranking us eighth in the insurance industry. Our financial health is one of the best in Japan's insurance industry with many indexes such as solvency margin ratio and ordinary expense ratio ranking at the top level.

The life insurance products we handle target middle-aged and elderly individuals, especially housewives. About 70% of Taiyo Life's 3.8 million customers are women. We have become a unique presence specializing in a rather definitive area such as the short-maturity savings insurance, our long-time leading product whose friendly product concept lures customers, and our more recent focus, which are specialized products that combine savings and medical care.

Our consolidated financial statements for the fiscal year ended March 2002 includes seven consolidated subsidiaries and four affiliated companies accounted for by the equity method, in addition to The Taiyo Mutual Life Insurance Co. There also are five affiliates for which we have not applied the equity method due to their minimal effect on our consolidated financial statements.

Unless otherwise stated, all figures relating to financial statements in this Management's Discussion and Analysis section are stated on a consolidated basis. Figures for the subsequent breakdown items are stated on a non-consolidated basis as we do not compile consolidated figures for them. However, the difference between our consolidated and non-consolidated figures are minimal.

Also, although we included T&D Financial Life in our group from October 2001, its impact on our financial statements of this year is negligible.

Regulatory Environment

All insurance businesses in Japan are regulated by the Insurance Business Law. This Insurance Business Law was revised in June 1995 and enforced in April 1996 to better suit Japan's situation in which deregulation and globalization were changing the face of the financial industry. The definition of the law's purpose was "to protect insurance policyholders and others, and contribute to the stability of people's lives and the healthy development of nation's economy." All business corporations engaged in the insurance business in Japan, whether life insurance or non-life insurance, are bound by this law.

Specific details related to the insurance business are regulated by the Insurance Business Law Enforcement Ordinance, which was issued by the government, the Insurance Business Law Enforcement Regulations and notices, which were issued by the Cabinet, and the Administrative Guideline released in 1998 to replace previous notifications.

Since the new insurance business law came into effect in 1996, laws and guidelines related to the insurance business have continued to evolve along with the flow of financial liberalization. While there has been deregulation, as shown below, some regulations also were tightened to ensure financial conditions, adequacy and transparency. Such regulations aim to enhance insurance companies' risk management, and improve the framework for free competition based on self-management and self-responsibility.


Korea 2.9%
Others 20.5%
U.S 29.1%
Germany 3.7%
France 5.6%
U.K. 11.8%
Japan 26.4%

Total $1.5 trillion

Japan's share of the global life insurance market by premium income
(calendar year 2000)
Source: "Swiss Re Sigma" No 6/2001 (Kampo and Japan Agricultural Cooperatives Insurance products are included in income revenue of Japan)


P&C Subsidiaries 2.4%
Other domestic insurers 2.9%
Foreign life insurers 9.7%
Top 10 domestic life insurers 85.0%

Total $202 trillion

Japanese life insurance industry market share by premium income
(calendar year 2000)
Source: Life Insurance Fact Book 2000 (Kampo and Japan Agricultural Cooperatives Insurance products are not included)


(%)
100
80
60
40
All insurers
Private sector insurers
65 68 70 73 76 79 82 85 88 91 94 97 00

Household subscription rates
(including individual annuities)
Source: Japan Institute of Life Insurance


(%)
2000
2020
0-19
20-39
40-59
60-
(Age)
Demographic forecasts for Japan
Source: National Institute of Population and Social Security Research


(¥ trillion)
Medical expenses for elderly
National medical expenses
National medical expenses as a proportion of national income
(%)
National medical expenses as a proportion of national income
Projected medical expenses
Source: "Challenges for medical system reform" Homepage of the Ministry of Health, Labor and Welfare


Total $11,080 billion*
Total $33,680 billion
Cash/Deposits
Bonds
Equity
Mutual Funds
Pension/ Insurance
Other
53.0%
8.5%
28.3%
13.5%
6.1%
36.4%
10.5%
29.4%
4.0%
JAPAN
U.S.
Breakdown of household financial assets (calendar year 2000 end)
Source: Bank of Japan "Flow of funds accounts", FRB "Flow of funds accounts of the United States"
* Converted at $1=¥128

Enforced in	Purpose	Details
Apr. 1996	Overall revision to reform the insurance system	Lifting the ban on life insurance companies and non-life insurance companies entering each others' business through subsidiaries.
		Introducing a system which calls for some products and insurance rates to be filed with the authorities.
		Introducing the insurance broker system.
		Deregulating and reforming the set-up system of insurance rates.
		Expanding the ranges of investment measures and business.
		Regulations on demutualization from a mutual company to an incorporated company.
		Introducing solvency margin standards.
Mar. 1998	Lift the ban on establishing financial holding companies	Introducing the financial (insurance) holding company system.
Dec. 1998	Revision of laws related to the reform of financial system	Introducing the payment guarantee system (establishing an insurance policyholder protection organization to replace the insurance policyholder protection fund).
		Lifting the ban on over-the-counter sales of investment trusts.
		Improving subsidiary regulations.
		Introducing early correction measures (solvency margin standards)
		Lifting the ban on insurance sales at securities firms.
June 2000	Revision of the Insurance Business Law and laws related to special measures for the rehabilitation process of financial institutions, etc.	Revising regulations related to demutualization from a mutual company to an incorporated company.
		Increasing the financial resources of the insurance policyholder protection organization.
		Improving the bankruptcy law system.
Jan. 2001	Deregulation in the Third Field of insurance	Lifting the ban on non-life insurance subsidiaries of life insurance companies and life insurance subsidiaries of non-life insurance companies entering the Third Field.
Apr. 2001	Start of over-the-counter sales in banks	Sales of some life insurance products began at bank counters. (Credit life insurance related to housing loans)
Jul. 2001	Deregulation in the Third Field of insurance	Lifting the ban on the parent companies of life and non-life insurance companies entering the Third Field.
Mar. 2002	Lowering the policyholders' minimum dividend rate	Lowering the policyholders' minimum dividend rate, which is stipulated in the articles of incorporation, from 80% to 20% (Cabinet ordinance revision)

In addition, the ban on selling some insurance products over-the-counter in banks was lifted in April 2001. The range of deregulation is expected to widen in October 2002, when it will be possible to sell individual annuity insurance (fixed and variable) at banks.

However, while deregulation has expanded areas open for free competition, regulations have tightened to demand a healthy financial position of insurance companies. Examples include the April 1999 introduction of early correction measures for insurance companies, which allows the Financial Services Agency to urge companies with a low solvency margin ratio to promptly take measures to improve their conditions, and the March 2001 revision of the solvency margin ratio calculation method to a more strict method.

To improve the transparency of insurance company management, base profit was introduced and monitoring systems were enhanced.

Insurance companies are inspected by the Financial Services Agency and are requested to submit a report compiling fact confirmation regarding issues that were pointed out by the Agency, analysis of the cause of the issues, and measures for improvement. Depending on the content of the report, an insurance company may be ordered to improve its operations. The basic idea of this inspection has been publicized by the authorities in June 2000 in the "Inspection Manual on Insurance Companies."

The Japanese insurance market is legally divided into three major fields: the First Field which involves conventional life insurance, the Second Field which involves non-life insurance, and the Third Field which involves insurances that are positioned between the two, such as medical insurance, cancer insurance, accident insurance and nursing care insurance. Of the three, sales of insurances in the Third Field were permitted only by small and medium-sized life insurance companies and foreign insurance companies. As part of the liberalization trend, however, in July 2001, the market opened to all other insurance companies.

As described above, a variety of deregulations and tighter regulations have come into effect in Japan's insurance industry to promote liberalization.

Also, to improve management transparency, as a principle, securities owned by the insurance companies are evaluated at market value. However, in the case of life insurance companies, which own a large volume of long-term bonds corresponding to long-term insurance policies, such bonds are categorized under "policy-reserve-backed securities (bonds that meet certain requirements corresponding to insurance liabilities are recorded at amortized cost using the moving average method)."

In March 2002, a Cabinet Ordinance revision was implemented regarding the percentage of policyholders' dividend. While keeping in mind the principle of actual expense at a mutual company, the minimal dividend rate set in a life insurance company's articles of incorporation was lowered from 80% to 20% to secure an adequate internal reserve to meet the challenging business environment.

Of concern to us is a presence in Japan that threatens to affect the entire insurance industry: Postal Insurance.

Postal Insurance is an insurance system by the Postal Service Agency of the Ministry of Public Management, Home Affairs, Posts and Telecommunications. It is granted payment certification by the Japanese government, and is exempt from paying income, resident and enterprise taxes. Originally established to supplement private insurances, it has grown to be an enormous presence that prevents competition in a free market. Postal Insurance is scheduled to be a part of Japan Postal Service Public Corporation, which is to be inaugurated in April 2003. The life insurance industry is demanding that the operation of Postal Insurance be scaled back, abolished or privatized.

Our Principle

We, the management, have our vision set to be our customers' lifetime partner by providing the best products and services in the household market, as well as to continuously increase our corporate value by building a strong income base.

We set out ways to realize our vision as follows:

1) Enhance and expand our customer base through highly original strategies (strategies to differentiate ourselves from the rest). We will take advantage of our unique marketing expertise to maintain and increase our customer base in our core market, which is the retail household market.

2) Build a high-income structure through sales enhancement and efficient management. We will further enhance our selling power, which is the basis of our marketing, as well as build a strong income base by implementing an efficient, "select and focus" management strategy.

3) Maintain a good financial position to meet our customers' expectations. We will maintain good assets and realize high profitability to keep our management structure healthy and reassure our customers to continue holding our policies with confidence.

Another important measure we must take to improve our corporate value is one that optimizes fund raising costs through appropriate financial strategies. To meet this goal, we are currently working on our plan to demutualize and publicly list the Taiyo Mutual Life Insurance Co. in April 2003. Then, after we become a listed company and all other conditions are met, we plan to establish and publicly list a joint holding company as the

T&D Life Group, hopefully by April 2004, to further increase our presence.

Forward-looking Statements

Words used in this annual report such as "believe," "anticipates," "estimates," "expects" and variations of these words or similar expressions, as well as all numbers for future earnings, are forward-looking statements that make use of all information available to the management at the time of the creation of this annual report and management's best judgment.

The statements are not historical facts. Our actual earnings in the future may differ greatly from these estimates and forecasts due to uncertainties in the environment and various risks that are mentioned later in this annual report.

RESULTS OF OPERATIONS

Business Environment

Amid prolonged concerns about Japan's financial system, delays in structural reform, and a recovery in corporate earnings, the Japanese economy continued to weaken this fiscal year as exports and production dropped due to the slowdown in overseas economies. Prospects for an economic rebound dimmed further in the second half of the fiscal year as a result of the September 11 terrorist attacks in the United States, and the economic situation worsened as job uncertainties led to a delayed recovery in consumer spending and deflation continued.

During this difficult economic time, the business environment for the life insurance industry became increasingly challenging as well. Weak consumer spending and revisions in insurance related to credit uncertainties led to a slump in new business and a rise in surrenders for individual life and annuity insurance, and thereby a continued decline in policies in force and total assets for the industry as a whole. In addition, the industry continued to be affected by negative spreads arising from the prolonged ultra-low level of interest rates, and companies continued to weaken financially as a result of a deterioration in assets stemming from the decline in stock and land prices.

Overview

In light of these conditions, we have strived to earn the confidence of our customers by solidly understanding the changes in our business environment and customers' needs and circumstances, and by developing new products and providing new services. We have focused our sales and product strategies on medical and nursing care insurance and other protection-type products, which we consider to be an area with strong growth potential due to the graying of Japan's population. Specifically, we have been shifting the content of our leading, long-selling Kenko, or Health, series of medical protection endowment policies (10-year maturity) from savings-type products to protection-type products.



(FY1996 = 100)
110
100
90
80
96
97
98
99
00
01
TAIYO LIFE
Avg. of the top 10

Trend in sum insured for Taiyo: Comparison with the top 10

source: Taiyo Life

To meet our customers' diversifying needs and earn their trusts, we have expanded our training of sales representatives. We also provided all of our sales representatives with new portable information devices so that they can provide better follow-through and thereby offer improved customer service and consulting capabilities.

Our investment efforts focused on investments mainly in domestic bonds, loans, and other yen-denominated fixed-income assets in order to generate steady interest income, within a difficult environment for investments and loans. In addition, to further improve our overall asset returns, we built risk-managed portfolios that include diversified investments in foreign securities.

In an effort to further improve our customer service, we began a phone/online-based policyholder loan service and provided details on our insurance policies on our website.

We installed an integrated information system, NET'S 01, to comprehensively manage customer information and to improve workflow efficiency. The network system connects our various channels today and enables us to better share information and provide customers with a variety of services.

Operating results

In brief, our policies in force in this fiscal year totaled ¥10,217.3 billion (an increase of 2.6% compared with the previous year) for individual life insurance and ¥5,015.5 billion (a decrease of 3.8% compared with the previous year) for individual annuity insurance.

The amount of new policies totaled ¥2,047.9 billion (an increase of 40.4% compared with the previous year) for individual life insurance and ¥140.1 billion (a decrease of 70.4% compared with the previous year) for individual annuity insurance.

The amount of individual life insurance policies that matured was 986.7 billion, up 33.3% compared with the previous year,

OPERATING RESULTS

(billions of yen)

(Year ended March 31)	2002	2001	2000
New policies	2,188	1,931	1,847
(1) Individual insurance	2,047	1,458	1,333
(2) Individual annuity insurance	140	473	514
Policies in force	27,068	26,339	26,170
(1) Individual insurance	10,217	9,958	10,034
(2) Individual annuity insurance	5,015	5,213	5,150
(3) Group insurance	11,022	10,378	10,204
(4) Group annuity insurance	813	788	781
Surrenders and lapses (individual insurance and annuity insurance)	1,209	1,201	998

the amount of surrendered/lapsed individual life policies was ¥900 billion, an increase of 6.2% compared with the previous year, and the amount of surrendered/lapsed individual annuity insurance was ¥309.6 billion, up 12.4% compared with the previous year.

Meanwhile, policies in force for group term insurance and comprehensive welfare group term insurance declined as a result of changes in employee benefits as part of corporate restructuring, but policies in force for group life insurance for housing loan and group life insurance for consumer credit steadily increased with help from growth in loans to individuals as interest rates stayed ultra-low. Group life insurance policies in force totaled ¥11,022.7 billion, an increase of 6.2% compared with the previous year, as a result of a ¥642.9 billion increase in the amount of group life insurance for housing loan, a ¥68.2 billion increase in the amount of group life insurance for consumer credit, and a ¥76 billion decrease in the amount of group term insurance. Group annuity policies in force continued to decline for the life insurance industry overall because of a shift in funds to trust banks and investment advisory firms resulting from declines in guaranteed interest rates and a diversification of fund management needs.

Our group annuity policies in force in this fiscal year rose 3.1% from the end of the previous year, to ¥813.2 billion, but income from insurance premiums fell 2.2% to ¥144.6 billion.

Major income and expenditure items

On the revenue side, income from insurance and reinsurance premiums totaled ¥1,019 billion, total investment income ¥244.2 billion, and other revenues ¥339.8 billion. On the expense side, insurance claims and other payments amounted to ¥1,368.3 billion, provision for policy reserves ¥4.6 billion, total investment expenses ¥81 billion, and ordinary expenses ¥84.8 billion.

Policy reserve was ¥6,358.8 billion, a decline of ¥364.3 billion, or 5.4%, compared with the previous year, and net unrealized gains on investments were ¥30.2 billion, a decrease of ¥120.4 billion, or 79.9%, compared with the previous year. As a result, total assets declined ¥520.7 billion, or 7.0%, compared with the previous year to ¥6,855.3 billion.The balance of consolidated surplus at the beginning of the fiscal year amounted to ¥142.3 billion, and with the addition of ¥11.6 billion in surplus in current year and the deduction of ¥11.1 billion in transfers to reserves for policyholder dividends and ¥3.0 billion in transfers to reserves for redemption of capital fund, the balance of consolidated surplus at the end of the fiscal year totaled ¥137.7 billion.

KEY FINANCIAL ITEMS

(billions of yen)

(Year ended March 31)	2002	2001	2000
Total revenues	1,603	1,398	1,485
Income from insurance and reinsurance premiums	1,019	1,097	1,155
Total investment income	244	266	294
Other revenues	339	35	36
Total claims and expenses	1,585	1,376	1,462
Insurance claims and other payments	1,368	1,136	1,131
Provision for policy reserves	4	22	115
Investment expenses	81	95	93
Ordinary expenses	84	82	84
Other expenses	46	39	38
Ordinary income	18	21	22
Surplus in current year	11	5	21
Balance at the end of year	137	142	137
Total assets	6,855	7,376	7,104

Alliance with Daido Life, T&D Financial Life Insurance and Financial One

We have formed a full-fledged alliance with Daido Life Insurance Company, which became a publicly traded joint stock company in April 2002, and with conditions permitting, we plan to establish a joint holding company and list the shares in April 2004 after we list our shares in April 2003. The main objective of these moves is to maximize the value of the Group through an optimal allocation of resources.

In an expansion of our business alliance, the former Tokyo Mutual Life Insurance Company started operations again as T&D Financial Life Insurance Company in October 2001 and became the third life insurance company in the T&D Life Group, taking on a strategically important role.

In addition, we formed T&D Information Systems by integrating our system division with Daido Life's.

And as a member of the Financial One group of financial services companies, which includes a bank, a trust bank, a securities company, a non-life insurance company and two life insurance companies, we formed a business alliance with Nipponkoa Insurance Co., Ltd., which has allowed us to provide the most comprehensive insurance services as a single life insurance entity starting March 2002.

Incidentally, these alliances had limited impact on our revenue and expenses in this fiscal year.

General

Total revenues

Total revenues totaled ¥1,603.5 billion, an increase of ¥205 billion, or 14.6% compared with the previous year. Declines in income from insurance and reinsurance premiums and investment income were offset by an increase in other revenues.

Income from insurance and reinsurance premiums decreased 7.1% from the previous year to ¥1,019 billion as a result of our shift in sales and product strategy from savings-type products to higher margin protection-type products, and the result of reduced sales of lower-margin, lump-sum advanced premium payment for endowment insurance and individual annuity insurance. Income from insurance premiums for advanced payment products declined 54.2% from the previous year to ¥56.6 billion.

We continue to steadily shift to these protection-type products, and intend to expand sales of these products. The proportion of protection-type products to total new policies rose steadily, from 54% in fiscal 1999 to 60% in the previous year and 86% in this fiscal year. In terms of policies in force, we aim to increase the proportion of protection-type products from this fiscal year's 53% to 69% in the fiscal year ending March 2007.

As a result of this shift from savings-type to protection-type products, the average insurance benefit for new policies was ¥4.3 million, an increase of 24.7% compared with the previous year, and the average insurance benefit for policies in force was ¥2.4 million, an increase of 12.5% compared with the previous year.

Average insurance benefit for new policies and policies in force (individual insurance)

(millions of yen)

(Year ended March 31)	2002	2001	2000
Average insurance benefit for new policies	**4.3**	3.4	2.9
Individual insurance	**4.5**	3.6	2.9
Individual annuity insurance	**2.5**	2.9	2.8
Average insurance benefit for policies in force	**2.4**	2.1	2.0
Individual insurance	**2.1**	1.8	1.7
Individual annuity insurance	**3.1**	3.1	3.2



(%)
15
10
5
0
Avg. of top 10
TAIYO
96
97
98
99
00
01

Business expense ratio
(Business expense/Premium income)
source: Taiyo Life

Total investment income was ¥244.2 billion, a decline of 8.1% compared with the previous year, mainly as a result of a decline in yields on funds reinvested in bonds and loans stemming from the continued ultra-low level of interest rates, and a decline in stock dividend income. Other revenues increased significantly to ¥339.8 billion, of which reversals of policy reserve accounted for a major portion, at ¥287.1 billion.

Under the Insurance Business Law, each fiscal year we are required to set aside a certain amount as policy reserves to fund future claims payments. The entire amount of the reserve as of the end of the previous fiscal year is reversed, and the provision for the current fiscal year is transferred to the reserve account. Differences that arise are recorded as ordinary revenue or ordinary expenses.

A reversal of policy reserve was incurred in this fiscal year because of a decrease in policy reserves stemming from a ¥250.7 billion increase from the previous year in benefits paid at maturity for short-maturity endowment insurance.



(¥ million)
150
100
50
Avg. of top 10
TAIYO



0
96
97
98
99
00
01

Trend in premium income per sales rep
source: Taiyo Life

	TAIYO		The avg. of the top 10	
20.7%	Domestic stock 8.5% Foreign securities* 7.4% Real Estate 2.9% Money in trust 1.4% Other securities 0.5%	Risk assets	Domestic stock 13.1% Foreign securities* 8.4% Real Estate 5.0% Money in Trust 1.0% Other securities 1.1%	28.6%
76.0%	Cash&call loans 2.2% Domestic bonds 36.9% Loans 34.4% Yen-denominated foreign bonds 2.5%	Yen-denominated fixed income assets	Cash &call loans 3.2% Domestic bonds 30.0% Loans 29.5% Yen-denominated foreign bonds 3.7%	66.4%
3.3%		Others		5.0%

Breakdown of general account assets
(FY2001)
source: Taiyo Life


3.42%
1.98%
1.96%
1.69%
1.51%
1.37%
1.14%
0.98%
0.66%
0.61%
TAIYO
A
B
C
D
E
F
G
H
I

The ratio of risk-monitored loans to financial loans
(FY2001)
source: Taiyo Life

Claims and expenses

Total claims and expenses in this fiscal year were ¥1,585.4 billion, an increase of 15.1% compared with the previous year. Most of the expenses consisted of insurance claims and other payments, which increased 20.3% from the previous year to ¥1,368.3 billion as a result of a 44.1% increase in benefits paid at maturity to ¥861.2 billion. Total investment expenses were ¥81.0 billion, a decline of 15.1% compared with the previous year.

Ordinary expenses increased 3.2% to ¥84.8 billion, mainly as a result of an increase in new policy-related expenses and costs associated with demutualization. Also, the ordinary expense ratio rose to 8.3% partly because of a decline in income from insurance premiums, but we still had the lowest ratio of the 10 largest insurers in the industry.

Ordinary expenses and ordinary expense ratio (billions of yen, %)

(Year ended March 31)	2002	2001	2000
Ordinary expense	85	82	85
Ordinary expense ratio(*)(%)	8.3	7.5	7.4
Average for the 10 majors (%)	13.0	12.3	12.0

(*) Ordinary expense ratio = ordinary expense/income from insurance premiums

Ordinary income

As a result of the above factors, our ordinary income totaled ¥18 billion, a decline of 17.5% compared with the previous year.

Extraordinary profits and losses

Extraordinary losses were ¥7.6 billion, a decline of ¥625 million compared with the previous year. Reversal of allowance for doubtful accounts amounted to ¥672 million, gains on disposal of assets ¥405 million, reserve for price fluctuations ¥6.9 billion, and losses on disposal of assets ¥1.9 billion.

Surplus in current year

As a result of the above factors, surplus in current year for this fiscal year totaled ¥11.6 billion, an increase of ¥6.0 billion from ¥5.5 billion in the previous year.

Base profit (non-consolidated)

Base profit (non-consolidated) (billions of yen)

(Year ended March 31)	2002	2001	2000
Base profit	13	13	-

In the previous year, we started disclosing base profit, which is one indicator of the annual profitability of life insurance companies. Base profit is equal to ordinary income minus capital gains/losses and temporary profits and losses, and is roughly equal to the net actuarial gains from assumptions in mortality and business expenses, plus interest spread gains and losses.

Our base profit totaled ¥13.8 billion in this fiscal year, roughly the same as in the previous year. We expect our base profit to steadily increase thanks to higher mortality gains as a result of expanded sales of relatively high-margin protection-type products and an improved negative spread, which we explain next.

Also, through our broad alliance with Daido Life Insurance premised on the future establishment of a joint holding company, we intend to streamline our operations and make them more efficient by mutually using and integrating our resources, consolidating affiliates, and continuing to promote joint operations.


Loans under policy conditions 6.1%
Policy holder loans 6.0%
Policy premium loans 0.1%
Ordinary loans 93.9%
Loans to corporations 70.3%
Loans to state, international and governmental organization 1.3%
Loans to public corporations and enterprises 0.9%
Housing loans 15.5%
Consumer loans 5.7%
Other ordinary loans 0.2%
Total ¥2,310 billion

Breakdown of loans (general account)
(FY2001)


Overseas 6.2%
Governments, etc. 0.4%
Financial institutions 4.5%
Commerce and industry 1.3%
Manufacturing 9.7%
Other loans 24.7%
Loans to govenmental organizations 0.9%
Loans to public corporations and enterprises 1.0%
Housing and consumer loans 22.5%
Others 0.3%
Nonmanufacturing 59.4%
Construction 0.7%
Commerce 9.3%
Finance, insurance and securities 30.0%
Real estate 3.6%
Land transportation 2.0%
Marine and air transportation 0.4%
Electricity 4.2%
Gas 0.1%
Service 7.5%
Others nonmanufacturing 1.6%
Total ¥2,169 billion

Breakdown of loans by industry
(FY2001)

INVESTED ASSETS (non-consolidated)

Major assets (non-consolidated) (billions of yen)

(Year ended March 31)	2002	2001	2000
Securities	**3,883**	4,063	3,872
Government bonds	**1,383**	981	1,306
Municipal bonds	**459**	601	377
Corporate bonds	**723**	1,131	705
Equities	**601**	763	576
Foreign securities	**686**	474	775
Other securities	**29**	110	131
Loans	**2,309**	2,408	2,469
Real estate and movables	**191**	227	242

Our investment policy is to build portfolios capable of generating stable long-term earnings while simultaneously focusing on the public character of the insurance business and financial health. Specifically, we primarily invest in domestic bonds, loans, and other yen-denominated fixed-income assets to generate steady interest income. In addition, to further improve our overall asset returns, we strive to build risk-managed portfolios that include diversified investments in equities, foreign securities.

Investment income / expenses (non-consolidated) (billions of yen)

(Year ended March 31)	2002	2001	2000
Investment income	**244**	265	293
Investment expenses	**79**	94	93
Overall yield on assets (%)	**2.48**	2.52	2.82

The Nikkei Stock Average, a price weighted index of 225 major stocks, fell 15.1% this fiscal year from 12,999.7 at the end of the previous year to 11,024.94 at the end of this fiscal year.

Meanwhile, the yield on the newly issued benchmark 10-year government bond rose from 1.27% at the end of the previous year to 1.40% at the end of this fiscal year, but still stayed at a very low level. The yen weakened against the dollar, from ¥123.90=$1 to ¥133.25=$1, and against the euro, from ¥109.33= 1 to ¥116.14= 1. Investment income declined ¥21.3 billion, or 8.0%, year on year to ¥244.4 billion. Gains on the sale of securities declined ¥27.4 billion, and interest and dividend income fell ¥8.1 billion as a result of lower yields on reinvested funds stemming from the continued low level of interest rates.

However, the continued depreciation of the yen and the adoption of hedge accounting mainly for foreign-exchange positions led to foreign exchange gains of ¥11.2 billion. Investment expenses declined ¥16.2 billion, or 15.6%, from the previous year to ¥73.5 billion as a result of a ¥12.7 billion decline in net losses from monetary trusts and a ¥3.3 billion decline in devaluation losses on securities.

As a result, total investment.income/expenses decreased ¥5.0 billion, or 2.8%, from the previous year to ¥170.9 billion. The overall yield on general account assets declined from 2.52% to 2.48%. Unrealized gains on securities were ¥52.3 billion, a decline of ¥187.8 billion, or 78.1%, from ¥240.2 billion in the previous year.

Delinquent loans

The outstanding amount of our loan assets slipped 4.1% year on year to ¥2,309.9 billion as a result of weak corporate demand for funds. Of this figure, the amount of delinquent loans declined 16.7% from the previous year to ¥14.2 billion. Delinquent loans are not always uncollectible for their whole amounts since the disclosed figures are before deductions for collateral or guarantees, regardless of the loan recovery possibilities.

We carefully examine every loan case and take appropriate measures to protect every loan receivable on a case-by-case basis. As a result of these efforts, our covered ratio (collateral and guarantees as a proportion of delinquent loans) was 115.1%, meaning we have continued to take sufficient measures against delinquent loans.

Risk-monitored loans (non-consolidated) (millions of yen, %)

(Year ended March 31)	2002	2001	2000
Loans to financially impaired parties	**89**	6	11
Overdue loans	**1,915**	2,280	57,250
Overdue loans more than three months	**6,504**	5,750	5,970
Restructured loans	**5,764**	9,106	9,739
Total	**14,274**	17,144	72,971
Covered ratio	**115.1**	111.4	100.7

(covered ratio = ((allowance for doubtful accounts + amount covered by collateral and guarantees) / delinquent loans) x 100)

LIQUIDITY AND CAPITAL RESOURCES

Negative Spread (non-consolidated)

We calculate the premiums paid by policyholders by discounting the profits we expect to earn on investment by a discount rate called the guaranteed interest rate.

Negative spread (non-consolidated) (billions of yen, %)

(Year ended March 31)	2002	2001	2000
Negative spread	66	80	81
Average guaranteed interest rate (individual life and annuity insurance)	3.85%	4.08%	4.31%
Average guaranteed interest rate for the 10 majors (individual life and annuity insurance; excluding Taiyo's two companies)	4.22%	4.34%	4.46%

Life insurance companies have suffered from a negative spread in recent years, i.e., we have been unable to earn returns on our investment assets sufficient to cover the discounted portion because interest rates have been very low in recent years and stocks have been weak. Starting in this fiscal year, we are disclosing our negative spread based on industry standards. Specifically, the negative spread is calculated as follows:

Negative spread = (average guaranteed interest rate – base yield) x accrued liability reserve

On a net basis we have gains, since the negative spread is covered by net actuarial gains from mortality and business expense assumptions.

The amount of our negative spread declined 8.4% from ¥72.3 billion in the previous year to ¥66.2 billion in this fiscal year. With policies with relatively high guaranteed interest rates set to mature, which should reduce the average guaranteed interest rate for our policies in force faster than that for other life insurers, our negative spread should improve.


(%)
5.0
4.5
4.0
3.5
TAIYO
Avg. of the top 8
98
99
00
01

Average guaranteed interest rate with comparison to the 8 of top 10 companies
source: Taiyo Life

Credit ratings

S&P	JCR	R&I
A	A	A

The Balance Sheet (non-consolidated)

(non-consolidated) (billions of yen)

(Year ended March 31)	2002	2001	2000
Total assets	6,834	7,266	7,081
Total liabilities	6,656	6,944	6,914
Policy reserves	6,358	6,645	6,624
Total capital	177	321	167
Net unrealized gains on investments (* 1)	30	150	-
Adjusted net assets	455	677	818
1. Capital (* 2)	146	171	167
Fund	24	27	30
Reserve for redemption of capital fund	7	4	1
2. Reserve for price fluctuations	54	47	45
3. Contingency reserves	53	106	101
4. Other (* 3)	200	352	504

(* 1) Starting with the fiscal year ended March 2001, net unrealized gains/losses on investments are included as a separate component of equity.
(* 2) Total capital excluding net unrealized gains/losses on investments.
(* 3) Includes net unrealized gains/losses on securities, property and equipment; the portion in excess of cash surrender value; and the unappropriated amount of dividend reserves

Total assets (non-consolidated basis) at the end of this fiscal year were ¥6,834 billion, a decline of 6.0% compared with the previous year, primarily as a result of an increase in benefits paid at maturity, a decline in unrealized gains on securities stemming from the decline in stocks, and the booking of a valuation difference as a result of the revaluation of land.

Adjusted net assets were ¥455.6 billion, a decline of 32.8%, or ¥221.9 billion, from ¥677.5 billion in the previous year. Since the fiscal year ended 2000, we have disclosed adjusted net assets, or equity plus reserves for price fluctuations and contingency reserves.

Policy reserves declined ¥287.1 billion because of a ¥250.7 billion increase from the previous year in benefits paid at maturity, but we had built up policy reserves to a more conservative level than required to prepare for our planned demutualization in April 2003.

We increased policy reserves by ¥57.4 billion as a result of a reduction in the guaranteed interest rate from 5% to 1% for individual annuity policies after the start of annuity payments, and the recalculation of the insurance due reserve.
We reversed contingency reserves—which are for risks associated with the guaranteed interest rate—by ¥54.4 billion to offset interest spread losses from the negative spread.

Factors affecting the solvency margin ratio and adjusted net assets were a decline in contingency reserves and a ¥57.4 billion

EXHIBIT T

Annual Report 2002 for the Year Ended March 31, 2002

(TK) 19731/002/12G3-2B/12g3-2b.application.doc

increase in the portion in excess of cash surrender value as a result of additional policy reserves, thereby leading to a bigger risk buffer. As a result, the solvency margin ratio increased slightly and adjusted net assets grew by ¥3.0 billion.

Our financial strength ratings from Japanese and U.S. credit rating agencies, including Standard & Poor's (S&P), Japan Credit Rating Agency Ltd. (JCR), and Rating and Investment Information, Inc. (R&I), indicate that we have sufficient claims paying ability.

Regulatory Capital Requirements (non-consolidated)

Our solvency margin ratio (one indicator of financial health and claims paying ability) declined 38 basis points from the previous year to 768.8% as a result of a decline in unrealized gains on other securities stemming from the decline in stocks, but still remains at a healthy level. We intend to manage our operations in a solid, financially healthy manner so as to gain an even bigger trust than before from our customers.

We have used a revised calculation for the solvency margin ratio, an indicator carefully monitored by insurance regulators, since the fiscal year ended March 2000.

Solvency margin ratio (non-consolidated) (billions of yen)

(Year ended March 31)	2002	2001	2000
Solvency margin ratio (A)/[(1/2)×(B)]×100	**768.8%**	806.8%	1,050.3%
(A) Total solvency margin amount	**586**	766	871
(1) Total capital	**132**	156	146
(2) Reserves for price fluctuations	**54**	47	45
(3) Contingency reserve	**53**	106	101
(4) Allowance for ordinary doubtful accounts	**4**	6	4
(5) Unrealized gains/losses on investments x 90% (100% if negative value)	**42**	212	301
(6) Unrealized gains/losses on land x 85% (100% if negative value)	**(9)**	(22)	(20)
(7) Debt-type financing (*e.g., subordinated loans*)	**85**	85	85
(8) Deductions	**(10)**	-	-
(9) Other	**223**	174	206
(B) Total risks $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	**152**	189	165
(1) Equivalence to insurance risk	**32**	31	30
(2) Equivalence to the guaranteed interest rate risk	**35**	46	52
(3) Equivalence to asset management risk	**110**	136	106
(4) Equivalence to business management risk	**3**	4	3

The solvency margin ratio indicates the extent of an insurer's ability to pay benefits and other payments in accordance with their insurance policies, even in the event of a sharp rise in claims stemming from a major catastrophe. The ratio is the total solvency margin amount divided by one-half of the total risks, expressed as a percentage. The major components of the numerator, the solvency margin amount, are funds, reserves for price fluctuation, the contingency reserve, allowance for doubtful accounts, unrealized gains on securities, and subordinated loans. The denominator, total risks, includes insurance risk, guaranteed interest rate risk, and investment risk, expressed in numerical terms. A solvency margin ratio below 200% can lead the Financial Services Agency to issue an order for the insurer to improve its operations.

Liquidity

Cash and cash equivalents at the end of year on a consolidated basis declined ¥141.7 billion from the previous year to ¥154.1 billion.

Net cash provided by operating activities declined ¥290.3 billion to an outflow of ¥283.9 billion, as a result primarily of a ¥3.2 billion decline in the surplus before income taxes stemming from the decline in stocks, to ¥10.3 billion; a 44.4% increase in benefits paid at maturity to ¥851.9 billion; and a ¥287.1 billion decline in policy reserves.

Net cash provided by investing activities increased ¥152.5 billion from the previous year to a net inflow of ¥164.8 billion, as a result primarily of a ¥194.3 billion increase stemming from a decline in the amount of investments in monetary claims bought, a ¥38.4 billion increase stemming from proceeds from loans exceeding payments for loans, and a ¥79.1 billion decrease in proceeds from the sale and redemption of securities.

Net cash used in financing activities increased ¥4.9 billion from the previous year to a net outflow of ¥1.1 billion, as a result primarily of a ¥1.2 billion increase in proceeds from debt and a ¥3.6 billion decrease in payments of debt.

RISK MANAGEMENT

Risk Management Structure

As the environment surrounding the insurance business rapidly changes, it is becoming more important than ever to properly grasp and manage a variety of risks involved in operating an insurance company.

At Taiyo Life, under the principle of self-responsibility, we place risk management as an integral part of our business for maintaining a healthy and appropriate operation. We are equipped with an internal management system to prevent risks that should be minimized, and to control risks we actively assume, keeping them in line with our equity and other measures of our financial capacity.

To manage risks, our board of directors has established our Risk Management Basic Policy that takes our strategic goals into account. In keeping with this policy, we also have prepared rules defining specific procedures and authorities related to risk management.

In our organization, we have set up a centralized system related to risk management, and formed a risk control committee to thoroughly enforce risk management. Under the committee, we have organized the ALM specialist committee, investment-risk specialist committee and system-risk specialist committee to make decisions related to risk management from an expert and practical perspective. Each committee is in charge of the following risks:

1. ALM specialist committee: insurance underwriting risk, liquidity risk

2. Investment-risk specialist committee: investment risk (market risk, credit risk, real-estate investment risk)

3. Administrative/system-risk specialist committee: administrative risk, system risk

By establishing a risk management division for each risk category independent from profit-earning divisions, we have secured a mutual checking function. In addition, we also have established a general risk management department in December 2001 as part of a complete system to comprehensively manage all risks.

Further, we check the effectiveness of our risk management by having our Business Auditing Department implement an internal audit.

Categorizing and Handling Risks

At Taiyo Life, we categorize, define and handle risks as follows:

Insuring risk

Insuring risk is the risk of suffering losses from the economic situation, insured event occurrence rate and other factors changing contrary to the assumption made at the time of setting the insurance premium.

We recognize the substantial long-term effect insuring risks have on company management. For this reason, we evaluate and analyze with insuring risks in mind when we develop or revise new or existing products for sale. In addition, even after sales, we continue to keep track of insuring risks and analyze them.

Liquidity risk

Liquidity risks can be categorized into cash-flow risk and market-liquidity risk.

Cash-flow risk

Cash-flow risk is the risk of suffering losses from deteriorating cash flows. The cash flow problem may be a decline in income from insurance premiums due to a decline in new businesses caused by deteriorating financial compositions, an increase in return premium payments due to large-volume surrenders or a single large surrender, or an outflow of funds due to a major catastrophe. In such cases, the company suffers losses by having to sell off assets at a much lower price than usual to secure funds.

Market-liquidity risk

Market-liquidity risk is the risk of suffering losses from not being able to trade in the market or having to trade at a significantly disadvantaged price than usual due to a volatile market and other factors.

At Taiyo Life, we categorize our cash-flow situation into "ordinary phase," "alarm phase," "crisis phase," and "major catastrophe phase" according to urgency. We have management methods for each category and established measures to smoothly liquidate assets.

Investment risk

We categorize and manage risks related to investment under market risk, credit risk and real-estate investment risk.

To maintain our good operational status while also increasing our income, we strive to control investment risks within the range of our capacity by setting an acceptable risk limit based on our total equity.

Market risk

Market risk is the risk of suffering losses from fluctuations in the price of assets owned by the company, caused by the fluctuation of a variety of risk factors such as interest rates, securities prices and exchange rates.

We control the overall market risks in market trading by employing VaR (value at risk), a widely used index for keeping track of market risk, and setting risk limits against the VaR figures. Other strict risk management measures we enforce include controlling the amount of risks by class of assets and setting position limits on derivatives trading and setting various end-of-day balance limits for the sake of market liquidity.

To eliminate interest risks of our assets and liabilities, we also categorize and manage some yen-denominated bonds as part of our policy reserve.

Credit risk

Credit risk is the risk of suffering losses from the reduction or loss of the debtor's asset values due to the deterioration of the debtor's financial conditions.

We manage these risks according to our proprietary credit ratings based on our assessments of debtors, stressing the monitoring of those debtors whose rating is below a certain standard. To eliminate the risk of credit concentration, we also calculate our invested balance by debtor group, and manage risks according to the level of credit concentration.

In addition to monitoring such individual debtors, we began a regular quantitative monitoring of credit risks starting this fiscal year to control credit risks in our portfolio.

Real-estate investment risk

Real-estate investment risk is the risk of suffering losses from the decline in the real-estate-related income due to fluctuations in rents and other factors, or the decline in actual real-estate prices due to changes in the market situation.

We recognize the nature of real-estate investment in which a large amount of capital is invested for a long period of time. Thus, we clearly define our investment and judging standards to which we adhere when acquiring real estate.

In addition, we select real estate investments to put under a special surveillance according to their unrealized capital losses and investment yields. We periodically inspect the monitoring status of such properties.

Administrative risk

Administrative risk is the risk of suffering losses from officers, employees and sales representatives neglecting to perform accurate administration, or causing accidents.

We recognize that administrative risks exist in all procedures of our operations, and have developed administrative rules, provide training for proper and efficient administrative procedures, and give administrative instructions to promote such training. In this way, we are establishing a highly reliable and accurate administrative management system to prevent and reduce administrative risks.

System risk

System risk is the risk of suffering losses from computer-system downtime, malfunction and other system flaws, as well as from the computer being used in an unlawful manner.

We recognize that information assets such as information and information systems are important assets for the company's business strategy and performance, and that they need to be utilized with validity and reliability. Under this recognition, we have established and enhanced a system-risk management system and formulated an information security policy to protect information assets from a variety of risks including malfunction, catastrophe, processing error, destruction, theft and leakage.

The policy stipulates that we must clearly define what information needs to be protected, and for what reason, as well as clearly define where the responsibility lies.

Rumor risk

Rumor risk is the risk of suffering losses from an increase in surrendered insurance policies or situations that affect the signing of new contracts caused by the spread of information or rumors through policyholders, the media, the Internet, and otherwise the general public regarding credit insecurity of our company or the life insurance industry in general.

We attempt to collect information and rumors related to rumor risks and strive to prevent their occurrence. In addition, we are prepared to take measures to minimize damages should a rumor risk occur.

Affiliate risk

Affiliate risk is the risk of suffering losses from an affiliate's deteriorated balance book or an affiliate's risks being publicly known, among other things.

To handle such risks with appropriate measures, we are building a risk management system for each affiliate, and keeping track of situations in which risks occur.

SELECTED FINANCIAL DATA (unaudited)

(Non-consolidated)

Item	1998	1999	2000	2001	2002	2002
	(billions of yen) (Year ended March 31)					(millions of U.S. dollars)
Total revenues	1,670	1,613	1,475	1,387	1,591	11,939
Ordinary income	35	9	20	20	18	135
Surplus in current year (after tax)	15	8	20	4	11	82
Total capital	71	132	167	321	177	1,328
Total fund (including reserve for redemption of fund)	1	1	31	31	31	232
Net unrealized gains/losses on investments	-	-	-	150	30	225
Adjusted net assets	-	-	818	677	455	3,414
Capital (excluding net unrealized gains/losses on investments)	-	-	167	171	146	1,095
Reserve for price fluctuations	-	-	45	47	54	405
Contingency reserves	-	-	101	106	53	397
Other (including net unrealized gains/losses on securities etc.)	-	-	504	352	200	1,500
Total assets	6,825	6,969	7,081	7,266	6,834	51,287
Separate accounts	70	94	127	98	83	622
Policy reserve	6,471	6,510	6,624	6,645	6,358	47,714
Loans receivable	2,755	2,533	2,469	2,408	2,309	17,328
Securities	2,968	3,559	3,872	4,063	3,883	29,140
Solvency margin ratio	873.0%	869.1%	1,050.3%	806.8%	768.8%	
Base profit	-	-	-	13	13	97
Reserve for dividends to policyholders as % of retained earnings for appropriation	100.2%	188.5%	120.4%	300.4%	95.9%	
Policies in force (individual life and annuities, group insurance)	24,265	24,818	25,389	25,550	26,255	197,035
Individual life and annuities	15,126	15,129	15,185	15,172	15,232	114,311
Policies in force (group annuities)	744	739	781	788	813	6,101
New policies (individual life and annuities)	1,989	1,857	1,847	1,931	2,188	16,420
Income from insurance and reinsurance premiums	1,328	1,234	1,155	1,097	1,019	7,647
Premium income	1,328	1,234	1,155	1,097	1,018	7,639
Surrendered/lapsed individual life and annuity policies	1,023	916	998	1,201	1,209	9,073
Average guaranteed interest rate on policies in force	4.62%	4.38%	4.06%	3.84%	3.62%	
Average guaranteed interest rate on individual life and annuities	4.89%	4.59%	4.31%	4.08%	3.85%	
Investment yield on general account assets	3.16%	3.09%	2.82%	2.52%	2.48%	
Net unrealized gains on investments (general account)	417	272	369	239	52	390
Net unrealized gains on domestic stocks	284	193	336	153	3	22
Net unrealized gains on domestic bonds	109	67	57	97	55	412

Item	1998	1999	2000	2001	2002	2002
			(billions of yen) (Year ended March 31)			(millions of U.S. dollars)
Net unrealized gains/losses on foreign securities	33	12	(23)	(5)	(4)	(30)
Net unrealized gains on land (general account)	-	(2)	(20)	(22)	0	0
Unrealized gains/losses from derivatives (general account)	26	22	23	21	15	112
Nikkei Stock Average level at which net unrealized gains disappear	1,150	1,160	1,088	997	1,140	8,555
Delinquent loans	85	80	72	17	14	105
Allowance for doubtful accounts + amount covered by collateral and guarantees	92	95	73	19	16	120
No. of employees	15,868	16,261	15,482	14,252	13,734	
No. of in-house sales representatives	9,848	10,450	10,111	9,276	8,948	
No. of agents	241	488	672	685	690	

Notes:

1. The "other" portion of adjusted net assets includes net gains/losses on securities, property and equipment; the portion in excess of cash surrender value; and the unappropriated amount of dividend reserves.
2. Since 2000, total assets have been calculated with allowance for doubtful accounts as a deductible item.
3. Solvency margin ratios for 1998, 1999, 2000, and 2001 are calculated differently as a result of some changes in the calculation criteria as stipulated in Financial Services Agency/Ministry of Finance Announcement No. 1 and 9, 1999; Financial Services Agency/Ministry of Finance Announcement No. 2, 2000; and Financial Services Agency/Ministry of Finance Announcement No. 19, 2001.
4. The reserve for policyholder dividends as a percentage of retained earnings for appropriation is the total amount of reserve for policyholder dividends and reserve for balanced dividends to policyholders, as a percentage of retained earnings for appropriation as calculated based on Article 27 of the Enforcement Regulations Concerning the Insurance Business.
5. The amount of individual annuity policies in force is the total of annuity assets at the time annuity payments start for policies taken out before the payments start, and the policy reserves for policies after the annuity payments start.
6. The amount of group annuity policies in force represents the amount of policy reserves.
7. The denominator of the yield calculation formula is the daily average balance on a book value basis, and the numerator is "investment income minus investment expenses" in the ordinary profit/loss section. Since fiscal 1999, the yield has been calculated by deducting allowance for doubtful accounts from total investment assets.
8. Net unrealized gains/losses on land are based on the latest official assessed values.
9. The amount of allowance for doubtful accounts + amount covered by collateral and guarantees is relative to the amount of delinquent loans.
10. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133.25=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2002.

New Policies by products

(Year ended March 31)

	Number of policies			
	2000		2001	
	(policy)	% of total	(policy)	% of total
Individual Insurance				
1 Endowment with medical protection	152,823	24.4%	110,845	19.8%
2 Term Insurance With Survival Benefits	50,285	8.0%	48,755	8.7%
3 Whole Life Nursing Care Insurance	0	0.0%	26,290	4.7%
4 Whole Life Insurance with term	26,781	4.3%	19,173	3.4%
5 Endowment With Term Insurance	18,296	2.9%	34,506	6.2%
Sub.Total (Savings Type Products)	248,185	39.6%	239,569	42.9%
1 Endowment With Maturity Dividends	81,022	12.9%	74,087	13.3%
2 Himawari Insurance	101,333	16.2%	64,963	11.6%
3 Others	16,427	2.6%	19,448	3.5%
4 Individual Annuity Insurance	180,441	28.8%	160,953	28.8%
Sub.Total (Protection Type Products)	379,223	60.4%	319,451	57.1%
Total	627,408	100.0%	559,020	100.0%
Group Insurance	274,399	-	7,116,502	-
Group Annuity Insurance	172,766	-	69,740	-
Others	7,652	-	18,072	-
Total	1,082,225	-	7,763,334	-

Insurance in Force by products

	2000 (policy)	2000 % of total	2001 (policy)	2001 % of total
Individual Insurance				
1 Endowment with medical protection	3,116,727	41.5%	2,751,186	39.0%
2 Term Insurance With Survival Benefits	283,791	3.8%	294,741	4.2%
3 Whole Life Nursing Care Insurance	0	0.0%	23,563	0.3%
4 Whole Life Insurance with term	129,036	1.7%	136,227	1.9%
5 Endowment With Term Insurance	17,494	0.2%	41,820	0.6%
Sub.Total (Protection Type Products)	3,547,048	47.2%	3,247,537	46.0%
1 Endowment With Maturity Dividends	289,728	3.9%	317,492	4.5%
2 Himawari Insurance	1,532,080	20.4%	1,367,724	19.4%
3 Others	481,778	6.4%	424,421	6.0%
4 Individual Annuity Insurance	1,662,670	22.1%	1,699,938	24.1%
Sub.Total (Savings Type Products)	3,966,256	52.8%	3,809,575	54.0%
Total	7,513,304	100.0%	7,057,112	100.0%
Group Insurance	20,881,773	-	26,716,627	-
Group Annuity Insurance	10,030,953	-	9,751,315	-
Others	152,966	-	162,574	-
Total	38,578,996	-	43,687,628	-

2002		Amount					
2002		2000		2001		2002	
(policy)	% of total	(millions of yen)	% of total	(millions of yen)	% of total	(millions of yen)	% of total
166,042	32.7%	370,351	20.0%	274,941	14.2%	425,401	19.4%
92,925	18.3%	326,787	17.7%	347,667	18.0%	662,910	30.3%
21,213	4.2%	0	0.0%	105,465	5.5%	90,309	4.1%
37,028	7.3%	133,429	7.2%	92,039	4.8%	135,116	6.2%
47,268	9.3%	160,300	8.7%	345,277	17.9%	568,172	26.0%
364,476	71.8%	990,867	53.6%	1,165,389	60.3%	1,881,908	86.0%
11,191	2.2%	120,420	6.5%	110,729	5.7%	21,187	1.0%
62,958	12.4%	87,377	4.7%	58,002	3.0%	58,376	2.7%
14,539	2.9%	134,569	7.3%	124,042	6.4%	86,491	4.0%
54,699	10.8%	514,408	27.8%	473,607	24.5%	140,190	6.4%
143,387	28.2%	856,774	46.4%	766,380	39.7%	306,244	14.0%
507,863	100.0%	1,847,641	100.0%	1,931,771	100.0%	2,188,155	100.0%
1,058,504	-	181,594	-	77,808	-	275,000	-
64,970	-	230	-	46	-	0	-
19,161	-	130	-	139	-	100	-
1,650,498	-	2,029,595	-	2,009,764	-	2,463,255	-

2,515,738	39.9%	4,721,372	31.1%	4,275,064	28.2%	4,066,117	26.7%
350,768	5.6%	1,647,267	10.8%	1,757,690	11.6%	2,177,355	14.3%
39,604	0.6%	0	0.0%	94,392	0.6%	163,140	1.1%
161,631	2.6%	869,410	5.7%	872,562	5.8%	922,197	6.1%
72,072	1.1%	153,065	1.0%	395,255	2.6%	770,299	5.1%
3,139,813	49.8%	7,391,114	48.7%	7,394,963	48.7%	8,099,108	53.2%
298,300	4.7%	617,925	4.1%	653,286	4.3%	614,735	4.0%
1,098,771	17.4%	1,205,425	7.9%	1,086,926	7.2%	875,096	5.7%
127,985	2.0%	819,565	5.4%	823,625	5.4%	628,377	4.1%
1,641,281	26.0%	5,150,971	33.9%	5,213,729	34.4%	5,015,596	32.9%
3,166,337	50.2%	7,793,886	51.3%	7,777,566	51.3%	7,133,804	46.8%
6,306,150	100.0%	15,185,001	100.0%	15,172,534	100.0%	15,232,917	100.0%
27,840,482	-	10,204,689	-	10,378,308	-	11,022,700	-
9,449,470	-	781,343	-	788,777	-	813,200	-
175,791	-	5,075	-	4,976	-	4,400	-
43,771,893	-	26,176,108	-	26,344,595	-	27,073,217	-

Premium Income by products

(Year ended March 31)	Amount							
	1999		2000		2001		2002	
	(millions of yen)	% of total	(millions of yen)	% of total	(millions of yen)	% of total	(millions of yen)	% of total
Individual Insurance								
1 Endowment with medical protection	429,977	39.3%	393,966	40.5%	354,064	38.7%	341,652	40.8%
2 Term Insurance With Survival Benefits	43,221	3.9%	44,174	4.5%	46,545	5.1%	69,362	8.3%
3 Whole Life Nursing Care Insurance	0	0.0%	0	0.0%	9,876	1.1%	13,379	1.6%
4 Whole Life Insurance with term	19,391	1.8%	22,321	2.3%	24,035	2.6%	44,576	5.3%
5 Endowment With Term Insurance	0	0.0%	1,313	0.1%	4,949	0.5%	9,251	1.1%
Sub.Total (Protection Type Products)	492,589	45.0%	461,774	47.5%	439,469	48.0%	478,220	57.1%
1 Endowment With Maturity Dividends	53,634	4.9%	90,461	9.3%	87,720	9.6%	26,125	3.1%
2 Himawari Insurance	239,726	21.9%	164,390	16.9%	139,205	15.2%	142,371	17.0%
3 Others	57,190	5.2%	53,687	5.5%	48,705	5.3%	27,193	3.2%
4 Individual Annuity Insurance	251,876	23.0%	202,144	20.8%	199,754	21.8%	163,921	19.6%
Sub.Total (Savings Type Products)	602,426	55.0%	510,682	52.5%	475,384	52.0%	359,610	42.9%
Total	1,095,015	100.0%	972,456	100.0%	914,853	100.0%	837,830	100.0%
Group Insurance	29,854	-	31,929	-	33,655	-	35,572	-
Group Annuity Insurance	108,813	-	150,034	-	147,859	-	144,637	-
Others	897	-	789	-	824	-	955	-
Total	1,234,579	-	1,155,208	-	1,097,191	-	1,018,994	-

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
The Taiyo Mutual Life Insurance Co.

We have audited the accompanying consolidated balance sheets of The Taiyo Mutual Life Insurance Co. and its consolidated subsidiaries as of March 31, 2002 and 2001, the related consolidated statements of operations, cash flows and surplus for the years then ended, all expressed in Japanese yen, which have been prepared in accordance with Article 100-Paragraph 2 of the Japanese Insurance Business Law and related rules and regulations. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of The Taiyo Mutual Life Insurance Co. and its consolidated subsidiaries as of March 31, 2002 and 2001, the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As described in Note 1(4) and (5) to the consolidated financial statements, The Taiyo Mutual Life Insurance Co. and its consolidated subsidiaries have adopted new accounting standards for land revaluation and policy reserve backed securities as of March 31, 2002 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements as of, and for the year ended March 31, 2002 are presented solely for the convenience of the reader. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1(2) of the consolidated financial statements.

Shin Nihon & Co.

Shin Nihon & Co.

Tokyo, Japan
May 24, 2002

See note 1(1) to the consolidated financial statements that explains the basis of preparing the consolidated financial statements of The Taiyo Mutual Life Insurance Co. and its consolidated subsidiaries under Japanese accounting principles and practices.

Consolidated Balance Sheets

The Taiyo Mutual Life Insurance Co.

March 31, 2002 and 2001

	(Millions of Yen)		(Millions of U.S Dollars)
	2002	2001	2002
Assets			
Cash and deposits	¥ 53,508	¥ 123,569	$ 401
Call loans	101,580	174,400	762
Money held in trust	95,933	92,819	719
Securities (Note 4)	3,884,267	4,119,452	29,150
Loans receivable (Note 2)	2,290,537	2,391,975	17,189
Real estate and movables, net of accumulated depreciation (Note 3)	192,004	230,675	1,440
Deferred tax assets (Note 11)	66,792	3,792	501
Deferred tax assets on land revaluation	11,956	-	89
Other assets	164,613	246,081	1,235
Allowance for doubtful accounts	(5,876)	(6,713)	(44)
Total assets	¥6,855,318	¥7,376,053	$ 51,447
Liabilities			
Policy reserves:			
Reserve for outstanding claims	¥ 22,458	¥ 21,500	$ 168
Policy reserve	6,358,848	6,723,201	47,721
Reserve for dividends to policyholders (Note 6)	74,036	80,404	555
	6,455,343	6,825,106	48,445
Reserve for retirement benefits (Note 9)	25,564	25,308	191
Reserve for price fluctuations	54,911	48,004	412
Deferred tax liabilities (Note 11)	150	3,838	1
Other liabilities	139,396	144,885	1,046
Total liabilities	6,675,367	7,047,144	50,096
Minority interests	2,103	5,525	15
Capital			
Fund (Note 10)	24,000	27,000	180
Reserve for revaluation	13	13	0
Reserve for redemption of capital fund	7,000	4,000	52
Land Revaluation	(21,163)	-	(158)
Surplus	137,787	142,346	1,034
Net unrealized gain on investments	30,264	150,685	227
Cumulative translation adjustments	(54)	(662)	(0)
Total capital	177,847	323,383	1,334
Total liabilities, minority interests and capital	¥6,855,318	¥7,376,053	$ 51,447

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

The Taiyo Mutual Life Insurance Co.
Years ended March 31, 2002 and 2001

	(Millions of Yen)		(Millions of U.S Dollars)
	2002	2001	2002
Revenue			
Income from insurance and reinsurance premiums	¥1,019,041	¥1,097,372	$ 7,647
Investment income:			
Interest, dividends and rental income from real estate	162,688	171,400	1,220
Gains on sale of securities	66,529	93,964	499
Foreign exchange gains, net	11,243	-	84
Other investment income	3,785	692	28
Total investment income	244,247	266,057	1,832
Other revenues	339,867	34,922	2,550
Equity in income of affiliated companies	350	-	2
Total revenues	1,603,506	1,398,352	12,033
Claims and expenses			
Insurance claims and other payments	1,368,304	1,136,968	10,268
Provision for policy reserves	4,696	22,450	35
Investment expenses:			
Interest expenses	1,986	2,021	14
Losses from money held in trust	430	13,226	3
Losses on sale of securities	37,298	36,175	279
Losses on valuation of securities	3,174	5,992	23
Losses from redemption of securities	260	49	1
Losses on derivatives	26,117	26,401	196
Losses on investments in the separate accounts	6,184	4,638	46
Foreign exchange losses, net	-	65	-
Write-down of loans	161	1,317	1
Depreciation of rental real estate and others	2,545	2,659	19
Other investment expenses	2,848	2,891	21
Total investment expenses	81,008	95,440	607
Ordinary expenses	84,869	82,180	636
Other expenses	46,597	39,451	349
Total claims and expenses	1,585,475	1,376,491	11,898
Ordinary income	18,030	21,860	135
Extraordinary profits			
Gains on disposal of assets	405	3,815	3
Reversal of allowance for doubtful accounts	672	11,643	5
Other	370	95	2
	1,448	15,553	10
Extraordinary losses			
Losses on disposal of assets	1,929	12,627	14
Transition difference arising from the adoption of the new accounting standard for retirement benefits	-	8,776	-
Reserve for price fluctuations	6,929	2,029	52
Other	252	407	1
	9,111	23,841	68
Surplus before income taxes	10,367	13,573	77
Income taxes (Note 11)			
Current	1,452	570	10
Deferred	(2,440)	8,002	(18)
Minority interests	(287)	(575)	(2)
Surplus in current year	¥ 11,642	¥ 5,576	$ 87

See accompanying notes to consolidated financial statements.

Consolidated Statements of Surplus

The Taiyo Mutual Life Insurance Co.

Years ended March 31, 2002 and 2001

	(Millions of Yen)		(Millions of U.S Dollars)
	2002	2001	**2002**
Balance at the beginning of year	¥ 142,346	¥ 137,046	$ 1,068
Additions:			
Reversal of reserve for dividends to policyholders directly credited to surplus	-	20,198	-
Increase in surplus due to deconsolidated companies	166	-	1
Increase in surplus due to newly consolidated companies	726	-	5
Deductions:			
Transfer to reserve for dividends to policyholders	11,101	16,638	83
Transfer to reserve for redemption of capital fund	3,000	3,000	22
Interest on fund	597	667	4
Bonus for directors and statutory auditors	63	68	0
Decrease in surplus resulting from deconsolidation of subsidiaries	2,331	97	17
Surplus in current year	11,642	5,576	87
Balance at the end of year	¥ 137,787	¥ 142,346	$ 1,034

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

The Taiyo Mutual Life Insurance Co.
Year ended March 31, 2002 and 2001

	(Millions of Yen)		(Millions of U.S Dollars)
	2002	2001	**2002**
Cash flows from operating activities:			
Surplus before income taxes	¥ 10,367	¥ 13,573	$ 77
Depreciation of real estate for rent	2,545	2,659	19
Depreciation	3,753	3,459	28
Amortization of consolidated goodwill	(1)	(1,156)	(0)
Increase in reserve for outstanding claims policy reserve	3,625	175	27
(Increase) decrease in policy reserve	(287,124)	21,185	(2,154)
Reserve for dividends to policyholders	1,070	1,089	8
Increase in allowance for doubtful accounts	(671)	(12,007)	(5)
Increase in reserve for retirement benefits	1,497	8,972	11
Increase in reserve for price fluctuations	6,929	2,029	52
Income from interest and dividends	(162,688)	(171,400)	(1,220)
Gains (losses) from securities	7,119	(33,893)	53
Gains from derivative transactions	-	26,401	-
Interest expense	1,986	2,021	14
Exchange (gains) losses	(11,243)	65	(84)
Losses from real estate	1,524	8,811	11
Equity in (income) losses of affiliated companies	(350)	108	(2)
Increase in other assets	(3,574)	(5,621)	(26)
Others	(766)	(362)	(5)
Sub-total	(426,000)	(133,886)	(3,196)
Interest and dividends received	163,822	170,813	1,229
Interest paid	(1,986)	(2,021)	(14)
Dividends to policyholders paid	(18,540)	(23,439)	(139)
Income taxes paid	(1,246)	(5,071)	(9)
Net cash provided by (used in) operating activities	(283,952)	6,394	(2,130)
Cash flows from investing activities:			
Increase in cash and deposits, net	1,168	3	8
Payments for purchase of monetary claims bought	(160,988)	(349,777)	(1,208)
Proceeds from sale and redemption of monetary claims bought	235,896	230,352	1,770
Payments for increase in money held in trust	(32,206)	(46,711)	(241)
Proceeds from decrease in money held in trust	22,750	42,440	170
Payments for purchase of securities	(2,857,264)	(2,880,709)	(21,442)
Proceeds from sale and redemption of securities	2,881,376	2,960,547	21,623
Payments for loans	(532,432)	(678,432)	(3,995)
Proceeds from loans	634,446	741,970	4,761
Others	(24,519)	(23,350)	(184)
Sub total	168,226	(3,667)	1,262

Consolidated Statements of Cash Flows

The Taiyo Mutual Life Insurance Co.

Years ended March 31, 2002 and 2001

	(Millions of Yen)		(Millions of U.S. Dollars)
	2002	2001	**2002**
Total of net cash provided by (used in) operating activities and investment transactions as above	(115,726)	2,727	(868)
Payments for purchase of real estate and movables	(7,832)	(8,438)	(58)
Proceeds from sale of real estate and movables	4,477	8,736	33
Payments for purchase of stock investment in subsidiaries (Note 8)	-	15,734	-
Proceeds from sale of stock investment in subsidiaries	-	(35)	-
Net cash provided by investing activities	164,870	12,330	1,237
Cash flows from financing activities:			
Proceeds from debt	7,000	5,731	52
Payments of debt	(4,535)	(8,171)	(34)
Payments for redemption of capital fund	(3,000)	(3,000)	(22)
Other	(609)	(680)	(4)
Net cash used in financing activities	(1,145)	(6,120)	(8)
Effect of exchange rate changes on cash and cash equivalents	65	495	0
Net increase in cash and cash equivalents	(120,162)	13,099	(901)
Cash and cash equivalents at the beginning of year	295,891	282,792	2,220
Decrease in cash and cash equivalents due to deconsolidated subsidiaries	(21,550)	-	(161)
Cash and cash equivalents at the end of year (Note 8)	¥ 154,178	¥ 295,891	$ 1,157

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

The Taiyo Mutual Life Insurance Co.

1 Basis of Presentation and Summary of Significant Accounting Policies

(1)Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts and records maintained by The Taiyo Mutual Life Insurance Co. ("the Company") and its consolidated subsidiaries in accordance with the provisions set forth in the Japanese Insurance Business Law and related rules and regulations applicable to the mutual life insurance industry in general and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects to the application and disclosure requirements of International Accounting Standards. Certain accounting and reporting practices to be followed by the industry are regulated by the Minister of Finance and related ministry and agency by means of ministry ordinances and guidance. The accompanying consolidated financial statements of the Company and its consolidated subsidiaries are in compliance with such requirements.

Relevant notes have been added and certain reclassifications of the accounting balances in the basic consolidated financial statements disclosed in Japan have been made for presentation deemed appropriate for foreign readers of the consolidated financial statements.

The consolidated financial statements are not intended to present the financial position and the result of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(2)United States Dollar Amounts

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of readers, have been translated into United States dollars at the rate of ¥133.25 = U.S.$1, the rate prevailing on March 31, 2002. This translation should not be construed as a representation that any of the amounts shown could be converted into U.S. dollars at that or any other rate.

(3)Principals of Consolidation

(i) Consolidated subsidiaries

The consolidated financial statements include the accounts of the Company and its subsidiaries.

Consolidated subsidiaries for the year ended March 31, 2002 are listed below:

Taiyo Life Insurance International (U.K.) Ltd.
Taiyo Life Career Staff Co., Ltd.
Taiyo Life Office Support Co., Ltd.
T&D Confirm Ltd.
Toyo Insurance Agency Co., Ltd.
Taiyo Credit Guarantee Co., Ltd.
Taiyo Life Lease Ltd.

Consolidated subsidiaries for the year ended March 31, 2001 are listed below:

Taiyo Life Reality of America, Inc.
Taiyo Life Insurance International (U.K.) Ltd.
Taiyo Life Career Staff Co., Ltd.
Taiyo Life Office Support Co., Ltd.
T&D Confirm Ltd.
Taiyo Information Industry Ltd.
Toyo Kosan Co., Ltd.
Toyo Insurance Agency Co., Ltd.
Taiyo Credit Guarantee Co., Ltd.
Taiyo Life Lease Ltd.
Taiyo Fire and Marine Insurance Company Ltd.

Toyo Kosan Co., Ltd was excluded from consolidation from March 31, 2002, based on the judgment that the Company lost the control to that company. Taiyo Life Reality of America, Inc. was also excluded from consolidation due to its liquidation from March 31, 2002.

Taiyo Fire & Marine Insurance Company Ltd. and Taiyo Information Industry Ltd., which were previously consolidated, have been accounted for as affiliated companies due to merger or allocation of new shares to a third party.

Taiyo Information Industry Ltd., changed the corporate name to T&D Information Systems, Ltd.

The financial statements of a subsidiary located outside Japan are prepared with a fiscal year end of December 31. Appropriate adjustments were made for material transactions between December 31 and March 31, the date of the consolidated financial statements.

(ii) Affiliates

Affiliates accounted for under the equity method in the year ended March 31, 2002 are listed below:

T&D Taiyo Daido Asset Management Co., Ltd.
T&D Financial Life Insurance Company
T&D Information Systems, Ltd.
Taiyo Fire and Marine Insurance Company Ltd.

Affiliates accounted for under the equity method in the year ended March 31, 2001 are listed below:

T&D Taiyo Daido Asset Management Co., Ltd.

T&D Financial Life Insurance Company became an affiliated company due to the acquisition of equity shares in October 2001.

Non-consolidated subsidiaries and affiliates, T&D Taiyo Daido Asset Management (USA) Inc., T&D Asset Management Cayman Co., Ltd., Sinopia T&D Asset Management Co., Ltd., T&D Information System Service Co., Ltd., T&D Premium Collection Service Co., Ltd., are not accounted for under the equity method. The individual and aggregate effect of such companies on the current year income and surplus at the end of the year is immaterial.

The number of consolidated subsidiaries and affiliates for the years ended March 31, 2002 and 2001 are as follows:

	2002	2001
Consolidated subsidiaries	7	11
Subsidiaries not consolidated or accounted for under the equity method	0	3
Affiliates accounted for under the equity method	4	1
Subsidiaries and affiliates not accounted for under the equity method	5	3

(iii) Valuation of a subsidiary's assets and liabilities on acquisition

On acquisition of a subsidiary, all of the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their fair value.

(iv) Goodwill arising on consolidation

Goodwill arising on consolidation is charged or credited to income in the year in which it is incurred.

(v) Treatment of appropriation of surplus

Consolidated statements of surplus are prepared based on appropriation of surplus approved during the current year.

(vi) Cash and cash equivalents

Cash and cash equivalents recorded in the consolidated statement of cash flows are composed of cash on hand, demand deposits and short-term investments, and time deposits of which the maturities are within 3 months.

(4) Basis and Method of Valuation of Financial Instruments

(i) Securities

Valuation of securities and securities included in money held in trust, which are held by the Company and consolidated subsidiaries, is as follows:

Securities with market value:	
i) Trading securities	Recorded at market value at the end of March
ii) Held-to-maturity securities	Recorded at amortized cost using the moving average method (straight-line method)
iii) Policy-reserve-backed securities	Recorded at amortized cost using the moving average method (straight-line method)
iv) Subsidiaries and affiliates stocks	Recorded at acquisition cost using the moving average method
v) Other securities and foreign stocks	Recorded at market value at the average in March The difference between the acquisition cost using the moving average method or amortized cost and the market value less deferred taxes is recorded as "Net unrealized gain on investments" in capital on the balance sheet.
vi) Other	Recorded at market value at the end of March The difference between the acquisition cost using the moving average method or amortized cost and the market value less deferred taxes is recorded as "Net unrealized gain on investments" in capital on the balance sheet.
Securities without market value:	
i) Public and corporate bonds	Recorded at amortized cost using the moving average method
ii) Other securities	Recorded at acquisition cost using the moving average method

The Company established policy-reserve-backed securities resulted from the adoption of Report 21 of the Japanese Institute of Certified Public Accountants Industrial Classification Supervisory Committee, "Interim Guide for Accounting and Oversight of Policy-Reserve-Backed Securities in the Insurance Business". In accordance with such adoption, the Company reclassified certain bonds, originally categorized as "held-to-maturity" or "other securities", to policy-reserve-backed securities.

The effect of such reclassification was to decrease assets and equity capital by ¥3,092 million (U.S.$23 million) for the year ended March 31, 2002.

(ii) Derivatives

Derivative financial instruments of the Company are valued at fair value.

(5) Land Revaluation

The Company made revaluation of its land as of March 31, 2002 based on adoption of the Land Revaluation Law ("Law"). In accordance with provisions under the Law and its ordinances, the revalued amount was prepared using published land prices periodically announced by the Government or appraisal value. Where necessary, adjustments were made to such prices. The difference in value before and after revaluation, after deduction of related taxes ("Deferred Tax Assets on Land Revaluation"), is shown in equity as "Land Revaluation". Book values of land for commercial use before and after revaluation were ¥143,340 million (U.S.$1,075 million) and ¥110,220 million (U.S.$827 million), respectively. As a result, capital and assets each decreased by ¥21,163 million (U.S.$158 million) as of March 31, 2002.

(6) Real Estate and Movables

Depreciation of real estate and movables held by the Company and major consolidated subsidiaries is computed based on the declining balance method, expect for buildings acquired newly on and after April 1, 1998, which are depreciated based on the straight-line method. The general useful life for real estate and movables are as follows:

Real estate: 3 to 50 years
Movables: 3 to 20 years

(7) Software

Depreciation of the software of the Company and major consolidated subsidiaries, which is included in other assets, is amortized based on the straight-line method over its estimated useful life (5 years).

(8) Allowance for Doubtful Accounts

The allowance for doubtful accounts of the Company and major consolidated subsidiaries was provided as follows, in accordance with the Company's asset valuation regulation and writing-down / provision rules.

(i) The allowance for credits to borrowers, who are legally and substantially bankrupt, is provided based on the amount remaining after deduction of the amount expected to be collected through the disposal of collateral or the execution of guarantees, from the balance of loan receivables after the write-down described below.

(ii) The allowance for credits to borrowers, who are not currently legally bankrupt but have a high possibility of bankruptcy, is provided as the amount deemed necessary considering the borrowers' overall solvency assessment, based on the amount remaining after deduction of the amount expected to be collected through the disposal of collateral or execution of guarantees.

(iii) The allowance for credits to borrowers other than above is provided based on the borrowers' balance multiplied by the actual average percentage of bad debt loss on actual defaults during a certain past period.

All credits are assessed by the relevant sections in accordance with the Company's asset valuation regulation. The assessments are audited by the credit assessment department, which is independent from the sections, and are reflected in the calculation of the allowance for doubtful accounts.

With respect to credits of legally or substantially bankrupt borrowers, the amount remaining after deduction of collateral value or the amount collectible through the execution of guarantees or other methods, which includes secured credits and / or guarantees, is written-off directly from loans receivable in the balance sheet as an estimated uncollectible amount. The amounts were ¥1,713 million (U.S.$12 million) and ¥2,607 million as of March 31, 2002 and 2001, respectively.

(9) Reserve for Retirement Benefits

(i) Retirement benefits for employees

The Company and certain subsidiaries have non-contributory retirement and severance plans that provide for pension or lump-sum payment benefits, based on length of service and certain other factors, to employees who retire or terminate their employment for reasons other than dismissal for cause. In addition, the majority of the employees of the Company are covered by a contributory pension plan, whose benefits are based on length of service and certain other factors.

Effective from the year ended March 31, 2001, the Company and major consolidated subsidiaries adopted the new accounting standard for retirement benefits ("Opinion Concerning Establishment of Accounting Standard for Retirement Benefits", the Business Accounting Deliberation Council, June 16, 1998).

Reserve for retirement benefits for employees of the Company and major consolidated subsidiaries is provided based on the projected retirement benefit obligation and the pension assets as of the consolidated balance sheet date. Accordingly, accrued severance indemnities and payables due to prior service cost for pension plans are included in "Reserve for retirement benefits", an account established during the year. As a result, operating income decreased by ¥177 million and surplus before income tax decreased by ¥8,953 million.

The difference resulting from the change this year in accounting standards of the Company and a consolidated subsidiary, Taiyo Fire and Marine Insurance Company Ltd., is ¥9,425 million which is expensed in this fiscal year.

Actuarial gains and losses of the Company are expensed in the next fiscal year. Actuarial gains and losses of the Taiyo Fire and Marine Insurance Company Ltd., are amortized from the next fiscal year using the declining balance method over a fixed period within the estimated average remaining service years of employees (8 years).

Other consolidated subsidiaries establish a reserve for retirement benefits based on the simplified method.

(ii) Retirement benefits for directors and statutory auditors

According to the established guidelines, reserve for retirements allowances for directors and statutory auditors of the Company and consolidated subsidiaries is computed based upon the payment factors predetermined by position and length of service as director or statutory auditors.

In 2001, the Company and consolidated subsidiaries changed their method of accounting for retirement allowance for directors and statutory auditors from the cash payment method to the accrual method as described in the above.

As a result of this change, ¥205 million of retirement cost generated in this fiscal year is recorded as other expenses and ¥387 million of unrecognized retirement cost generated in the past is recorded as extraordinary losses. As a result, operating income decreased by ¥205 million and surplus before income tax decreased by ¥593 million.

(10)Foreign Currency Transactions

Subsidiaries and affiliates stocks denominated in foreign currencies, which are held by the Company, are converted into yen at historical exchange rates.

Available-for-sale securities denominated in foreign currencies are converted into yen at the average exchange rate in March 2002.

Other assets and liabilities are denominated in foreign currencies are converted into yen at the exchange rate as of March 31, 2002.

Effective from the year ended March 31, 2001, the Company adopted the revised accounting standard for foreign currency transactions ("Opinion Concerning Establishment of Accounting for Foreign Currency Transactions", the Business Accounting Deliberation Council, October 22, 1999). As a result of the adoption, there is no impact on statements of operations.

The foreign currency transaction adjustment is included in "Capital" in accordance with the amended Regulation of Consolidated Financial Statements.

(11)Accounting for Leases

Finance leases of the Company and its consolidated subsidiaries under which the ownership of the property is not transferred to the lessee are accounted for under the accounting principles applicable to operating leases.

(12)Hedge Accounting

Interest rate swap contracts are accounted for using deferral hedge accounting in accordance with the accounting standard for financial instruments. Interest rate swaps that meet the criteria are accounted for under the special method, as set out in the accounting standard, as if the interest rates under interest rate swaps were originally applied to underlying borrowings.

Foreign currency bonds are account for using mark-to-fair value hedging in accordance with the accounting standard for financial instruments.

The assessment of hedge effectiveness is mainly based on ratio analysis, which compares the cash flow fluctuation of hedged items with that of the hedging instruments.

(13)Reserve for Price Fluctuations

Reserve for price fluctuations of the Company is computed based on Article 115 of the Insurance Business Law. As of March 31, 2001, the reserve of for price fluctuations of Taiyo Fire and Marine Insurance Company Ltd. was also in included in the balance.

(14)Policy Reserve

Policy reserve of the Company is provided in accordance with Article 116 of the Insurance Business Law. Reserve for life policies and contracts included in the policy reserve is computed as follows:

(i) Reserve for contracts subject to the standard policy reserve method is computed based on those prescribed under the ordinance of the Director-General of the Financial Services Agency.

(ii) Reserve for other contracts is computed based on the net level premium method.

As of March 31, 2001, the policy reserve of Taiyo Fire and Marine Insurance Company Ltd. was also in included in the balance.

2 Loans Receivable

Loans to financially impaired parties, overdue loans, overdue loans more than 3 months, and restructured loans amounted to ¥14,369 million (U.S.$107 million) and ¥17,652 million as of March 31, 2002 and 2001, respectively. Details of these loans are set out below.

Loans to financially impaired parties amounted to ¥90 million and ¥35 million and overdue loans amounted to ¥2,009 million (U.S.$15 million) and ¥2,660 million as of March 31, 2002 and 2001, respectively. The direct reduction for estimated uncollectible amounts was ¥830 million (U.S.$6 million) and ¥482 million as of March 31, 2002 and 2001, respectively for loans to financially impaired parties and was ¥841 million (U.S.$6 million) and ¥1,863 million as of March 31, 2002 and 2001, respectively for overdue loans.

Loans to financially impaired parties represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as uncollectible (excluding the portion of loans that were written off) and which meet the conditions described in Article 96, section 1-3,4 of the corporation tax enforcement law (1965 Government Ordinance No.97).

Overdue loans represent loans not accruing interest excluding loans that have been granted grace for interest payments for the purpose of restructuring or support to debtors in financial difficulties, excluding loans to financially impaired parties.

Overdue loans more than 3 months amounted to ¥6,504 million (U.S.$48 million) and ¥5,750 million as of March 31, 2002 and 2001, respectively.

Overdue loans more than 3 months represent loans for which principal or interest was more than 3 months past after the contractual due date for repayment of principal or payment of interests and does not include loans which are defined as loans to financially impaired parties and overdue loans.

Restructured loans amounted to ¥5,764 million (U.S.$43 million) and ¥9,206 million as of March 31, 2002 and 2001, respectively.

Restructured loans represent loans with favorable terms to debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring or support to debtors in financial difficulties. Loans to financially impaired parties, overdue loans and loans overdue more than 3 months are excluded.

3 Accumulated Depreciation

Accumulated depreciation for real estate and movables amounted to ¥88,615 million (U.S.$665 million), and ¥85,402 million as of March 31, 2002 and 2001, respectively.

4 Non-consolidated Subsidiaries and Affiliates

Investment in equity securities of non-consolidated subsidiaries and affiliates were ¥5,670 million (U.S.$42 million) and ¥798 million as of March 31, 2002 and 2001, respectively.

5 Separate Accounts

Total assets in the separate accounts were ¥83,332 million (U.S.$625 million) and ¥98,936 million as of March 31, 2002 and 2001, respectively. The amounts of liabilities were the same as these figures.

6 Reserve for Dividends to Policyholders

Movement in the reserve for dividends to policyholders included in policy reserves for the year ended March 31, 2002 and 2001 is as follows:

	(Millions of Yen)		(Millions of U.S. Dollars)
	2002	2001	**2002**
Balance at the end of previous year	¥ 80,404	¥ 106,313	$ 603
Transfer to reserves from surplus in previous year	11,101	16,638	83
Dividends paid to policyholders during year	18,540	23,439	139
Increase in interest	1,070	1,089	8
Other decrease	-	(20,198)	-
Balance at the end of fiscal year	¥ 74,036	¥ 80,404	$ 555

Other decrease of ¥20,198 million as of March 31, 2001 is the excess of policy reserve transferred to dividend equalization reserve in accordance with Article 28 section 3 and 5 of the Insurance Business Law.

7 Pledged Assets

Pledged assets amounted to ¥138,910 million (U.S.$1,042 million) and ¥134,992 million, and secured debts amounted to ¥490 million (U.S.$3 million) and ¥875 million as of March 31, 2002 and 2001, respectively.

8 Cash and Cash Equivalents

(1) Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2002 and 2001 were summarized as follows:

	(Millions of Yen)		(Millions of U.S. Dollars)
	2002	2001	**2002**
Cash and deposits	¥ 53,508	¥ 123,569	$ 401
Less: Time deposits over three months in above	(910)	(2,078)	(6)
Call loans	101,580	174,400	762
Cash and cash equivalents	¥ 154,178	¥ 295,891	$ 1,157

(2) Decrease or Increase in Cash and Cash Equivalents Due to Change in Scope of Consolidation

Current year

Taiyo Fire and Marine Insurance Company Ltd. was deconsolidated due to merger. Details of the assets and liabilities at the exclusion of consolidation as of March 31, 2002 are as follows:

	(Millions of Yen)	(Millions of U.S. Dollars)
Cash and deposits	¥ 16,012	$ 120
Investment in securities	60,747	455
Loans receivable	4,536	34
Other assets	14,167	106
Total assets	¥ 95,462	$ 716
Policy reserves and claims	79,896	599
Loans payable	4,000	30
Other liabilities	6,730	50
Total liabilities	¥ 90,626	$ 680

Previous year

Taiyo Fire and Marine Insurance Company Ltd. was newly consolidated due to the additional acquisition of stock. Details of the assets and liabilities at the beginning of consolidation, and the reconciliation of payment for acquisition (net) as of 2001 are as follows:

	(Millions of Yen)
Cash and deposits	¥ 16,012
Investment in securities	60,747
Loans receivable	4,536
Other assets	14,167
Goodwill	(614)
Policy reserves and claims	(79,896)
Loans payable	(4,000)
Other liabilities	(6,730)
Minority interests	(2,758)
Shareholder's equity before additional acquisition	(1,186)
Acquisition cost of Taiyo Fire and Marine Insurance Company Ltd.	278
Cash and cash equivalents in Taiyo Fire and Marine Insurance Company Ltd.	(16,012)
Payment for acquisition, net	¥ (15,734)

9 Reserve for Retirement Benefits

(1) Summary of the Adopted Retirement Benefits System

The Company and the Taiyo Fire and Marine Insurance Company Ltd., adopt the qualified pension system, which is a defined benefit pension plan.

The other consolidated subsidiaries adopt the retirement lump sum grant system.

The Taiyo Fire and Marine Insurance Company Ltd., which were previously consolidated, have been accounted for as under equity method as of March 31, 2002.

Details of the retirement benefit obligations are below:

(2) Retirement Benefit Obligations

	(Millions of Yen)		(Millions of U.S. Dollars)
	2002	2001	**2002**
i. Retirement benefit obligations	¥ (34,059)	¥ (35,630)	$ (255)
ii. Pension assets	8,742	9,387	65
iii. Retirement benefit obligations (i+ii)	(25,317)	(26,243)	(189)
iv. Unrecognized amount of the transition difference arising from the adoption of the new accounting standard	-	-	-
v. Unrecognized amount of actuarial differences	243	1,527	1
vi. Unrecognized amount of past service obligations	-	-	-
vii. Amount on Balance sheet (iii+iv+v+vi)	(25,073)	(24,715)	(188)
viii. Prepaid pension cost	-	-	-
ix. Provision for retirement benefits (vii+viii)	¥ (25,073)	¥ (24,715)	$ (188)

(3) Retirement Benefit Costs

	(Millions of Yen)		(Millions of U.S. Dollars)
	2002	2001	**2002**
i. Service costs	¥ 1,693	¥ 1,780	$ 12
ii. Interest costs	1,021	1,038	7
iii. Expected income	(315)	(353)	(2)
iv. Transition difference arising from the adoption of the new accounting standard	-	9,425	-
v. Allocated actuarial differences	1,539	-	11
vi. Allocated past service obligations	-	-	-
vii. Retirement benefit costs	¥ 3,938	¥ 11,891	$ 29

(4) Basis for Computation of Retirement Benefit Obligations 2001 and 2002.

Allocation method for the projected retirement benefits	Straight line method
Discount rate	3.0%
Expected rate of return	3.5%
Transition difference arising from the adoption of the new accounting standard	1 year
Years over which the actuarial differences are allocated	1 year
Years over which the past service obligations are allocated	-

(Note)

The Taiyo Fire and Marine Insurance Company Ltd. consolidated subsidiary as of March 31, 2001 applies on 'expected rate of return' of 3.0% and 'years over which the actuarial differences are allocated' of 8 years.

(5) Reserve for retirement allowances for directors and statutory auditors

Reserve for retirement allowances for directors and statutory auditors amounted to ¥491 million (U.S.$3 million) and ¥593 million as of March 31, 2002 and 2001, respectively.

10 Fund

A fund of ¥30,000 million was raised in accordance with Article 60 of the Insurance Business Law in the year ended March 31, 2000.

The Company redeemed ¥3,000 million of funds and the same amount of voluntary reserve for redemption of capital funds, described in Article 56 of the Insurance Business Law, was reserved in the year ended March 31, 2001.

11 Income Taxes

Deferred income tax consists of:

	(Millions of Yen)		(Millions of U.S. Dollars)
	2002	2001	**2002**
Deferred tax assets	¥ 66,792	¥ 3,792	$ 501
Deferred tax liabilities	(150)	(3,838)	(1)
Net deferred tax assets (liabilities)	¥ 66,642	¥ (45)	$ 500

The major components causing deferred tax assets and liabilities are as follows:

	(Millions of Yen)		(Millions of U.S. Dollars)
	2002	2001	**2002**
Deferred tax assets:			
Policy reserves	¥ 53,063	¥ 56,013	$ 398
Allowance for doubtful accounts	1,208	1,032	9
Accrued retirement benefits	7,646	7,052	57
Reserve for price fluctuation of securities	19,822	17,329	148
Impairment of securities	1,227	1,825	9
Eliminate unrealized profit between subsidiaries	22	80	0
Others	2,549	5,148	19
Deferred tax assets sub total	85,540	88,482	641
Valuation allowance	-	(1,264)	-
Deferred tax assets total	85,540	87,218	641
Deferred tax liabilities:			
Reserve for special depreciation	(385)	(344)	(2)
Accrued dividend income	(1,153)	(1,592)	(8)
Net unrealized holding gain on other securities, net of tax	(17,206)	(85,136)	(129)
Revaluation discrepancy of subsidiaries as consolidation	(150)	(189)	(1)
Others	2	-	0
Deferred tax liabilities total	(18,898)	(87,264)	(141)
Net deferred tax assets	¥ 66,642	¥ (45)	$ 500

The reconciliation of the difference between normal income tax rate and effective tax rate after application of deferred tax accounting are as follows:

	2002	2001
Domestic normal tax rate	36.1%	36.1%
Reserve for dividends to policyholders	(37.8)	(29.5)
Dividend equalization reserve	-	53.7
Repayment of foreign tax deduction	(4.4)	-
Others	(3.4)	2.9
Effective tax rate after application of deferred tax accounting	(9.5)%	63.2%

CORPORATE HISTORY

May 1893	Founded as the Nagoya Life Insurance Co., Ltd.
April 1930	Head Office moved to current location in Nihonbashi, Tokyo.
February 1948	Established as The Taiyo Mutual Life Insurance, Tokyo,
April 1964	Number of branches surpasses 100.
September 1974	10-year Kenko Himawari product launched.(Endowment with medical protection)
September 1978	Total assets surpassed ¥1 trillion
May1986	Taiyo Life asset Management of America, established in the U.S.A.
October 1991	Total assets surpassed ¥5 trillion.
November 1991	Outstanding insurance policies exceed ¥20 trillion.
October 1996	Sales agreement formed with Taiyo Fire and Marine Insurance Co,. Ltd.
January 1999	Broad business alliance formed with Daido Life Insurance Company.
June 1999	The group name, "T&D Life Group" was announced.
July 1999	Established Taiyo Information Industry Ltd.
	Announced the formation of a business alliance among five types of financial businesses. Called Financial One, the alliance consists of Taiyo Life, Daido Life Insurance Company, Nipponkoa Insurance Co., Ltd., UFJ Bank Limited, UFJ Trust Bank Limited, and UFJ Tsubasa Securities, Co., Ltd. as of June 2002.
October 1999	Launched T&D Taiyo Daido Asset Management Co., Ltd. through a merger of domestic asset management company. Also launched T&D Confirm Co., Ltd. by integrating the operations of a confirmation company.
November 1999	Endowment insurance with term rider "Happy Melody F Series" launched.
April 2000	Whole life nursing care "Tokoton Nursing Care F Series" launched.
September 2000	Full-scale operation of Customer Service Center began.
April 2001	Every sales representative started to carry a latest model of portable personal computer.
June 2001	Daido Life and Taiyo Life selected as sponsors for the former Tokyo Life Insurance Company (presently T&D Financial Life Insurance Company).
	Began employing the integrated information system "NET'S 01."
August 2001	Announced a business partnership with Nipponkoa Insurance Co., Ltd. in the field of non-life insurance.
	Announced the merger of Nipponkoa Insurance Co., Ltd. and Taiyo Fire & Marine Insurance Co., Ltd.
October 2001	Integrated Daido Life's system division with Taiyo Information Industry Ltd. to establish T&D Information System Company.
	Launched "Rakuchin Service" to handle loans to policyholders via telephone and the Internet.
	Launched "Taiyo Life's Special Whole Life Insurance Long For F Series."
	T&D Financial Life Insurance Company began operation under the new name.
January 2002	Board of Directors decided on Taiyo Life's April 1, 2003 demutualization.
March 2002	Began sales of Nipponkoa Insurance Co., Ltd.'s non-life insurance products.
April 2002	Formulated the Fifth Mid-Term Business Plan.
	Nipponkoa Insurance Co., Ltd. and Taiyo Fire & Marine Insurance Co., Ltd. merged.
	Established Taiyo Building Management Company.
	Launched "Kenko Series Lady 2 Series."
	Launched "Kenko Series Mister 2 Series."
July 2002	Established T&D Asset Management Company through a merger between T&D Taiyo-Daido Asset Management Company and Daido Life Investment Trust Management Co., Ltd.

In April 2002, Daido Life Insurance Company demutualized.

BOARD OF DIRECTORS

(As of July 31, 2002)

President
Masahiro Yoshiike

Senior Managing Director
Masao Matsuzawa

Managing Director
Kunio Ikeda

Managing Director
Katsuro Oishi

Managing Director
Seiji Wakai

Managing Director
Michio Takashima

Director
Masahiko Yoshioka

Director
Kinya Hongo

Director
Kenji Nakagome

Director
Masami Asakura

Director
Tamiji Matsumoto

Director
Katsuhide Tanaka

Standing Auditor
Kiyoshi Matsushige

Auditor
Shigetake Ogata

Auditor
Eiichiro Okumoto

Auditor
Nobumasa Harada

CORPORATE INFORMATION

Head Office
11-2, Nihonbashi 2-chome,
Chuo-ku, Tokyo 103-0027, Japan
Phone: +81(3)3272-6211 Fax: +81(3)3271-1259

Kojimachi Head Office
7, Nibancho 7-chome,
Chiyoda-ku, Tokyo 102-0084, Japan
Phone: +81(3)3237-0840

Tokyo Computer Center
2-18, Harigaya 4-chome,
Saitama-shi, Saitama 338-0805, Japan
Phone: +81(48)825-6111

Established:	February 1948 (Founded in May 1893)
Branches Offices:	145 (As of April 1, 2002)
Employees:	13,734 (As of March 31, 2002)
Office Workers:	2,825
In-house Sales Representatives:	8,948
Collectors:	1,961

http://www.taiyo-seimei.co.jp/ir/e/top_e.html

AFFILIATES

New York
T&D Asset Management (U.S.A), Inc.
450 Lexington Avenue, 38th Floor, New York, NY 10017, U.S.A.
TEL: +1(212)490-3588
FAX: +1(212)490-3809

This annual report is printed on recycled paper.
Printed in Japan



TAIYO-LIFE

The Taiyo Mutual Life Insurance Co.
11-2, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-0027, Japan
Phone: +81(3)3272-6211 Fax: +81(3)3271-1259